SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 2, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku

Tokyo 100-0004, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

Table of Documents Submitted

Item

1.	Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Fiscal Year Ended March 31, 2005

2.	Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2005

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

June 2, 2005	By:	/s/ TETSUYA UNNO
General Manager of Corporate Legal
and Risk Management Department

Item 1

[English translation]

May 27, 2005

Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Fiscal Year Ended March 31, 2005

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Head Office: Tokyo, Japan

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact:	Mitsuru Muraki, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341

Satoshi Tsujigado, Business Management Dept., Millea Holdings, Inc. Phone: 03-6212-3344

1. Consolidated Business Results for the Fiscal Year Ended March 31, 2005

(from April 1, 2004 to March 31, 2005)

All amounts are truncated and all raios are rounded.

(1) Consolidated Results of Operations

(Yen in millions except per share data and percentages)

	For the year ended March 31, 2005	For the year ended March 31, 2004
Ordinary income	2,899,467	2,775,718
(Year to year change)	4.5%	(5.2)%
Ordinary profit	139,999	191,748
(Year to year change)	(27.0)%	90.1%
Net income	67,604	111,421
(Year to year change)	(39.3)%	96.8%
Net income per share - Basic (Yen)	38,618.20	61,132.02
Net income per share - Diluted (Yen)	—	—
Ratio of net income to shareholders’ equity	2.9%	5.4%
Ratio of ordinary profit to total assets	1.2%	1.8%
Ratio of ordinary profit to ordinary income	4.8%	6.9%

Notes: 1.	Investment income and expenses on equity method:

For the year ended March 31, 2005	1,243 million yen
For the year ended March 31, 2004	42 million yen

2.	Average number of shares outstanding:

For the year ended March 31, 2005	1,750,589 shares
For the year ended March 31, 2004	1,822,308 shares

3.	Change in accounting method: None

4.	Percentage figures show increase or decrease in ordinary income, ordinary profit and net income from the previous fiscal year.

(2) Consolidated Financial Conditions

(Yen in millions except per share data and percentages)

	For the year ended March 31, 2005	For the year ended March 31, 2004
Total assets	11,624,496	11,006,256
Stockholders’ equity	2,305,243	2,310,823
Ratio of Stockholders’ equity to total assets	19.8%	21.0%
Stockholders’ equity per share (Yen)	1,340,336.54	1,292,354.74

Note: Number of shares outstanding at the end of the fiscal year:

At March 31, 2005	1,719,899 shares
At March 31, 2004	1,788,056 shares

(3) Consolidated Cash Flows

(Yen in millions)

	For the year ended March 31, 2005	For the year ended March 31, 2004
Cash flows from operating activities	385,740	350,863
Cash flows from investing activities	(75,449)	45,103
Cash flows from financing activities	(144,902)	(21,366)
Cash and cash equivalents at end of term	1,476,879	1,312,141

(4) Scope of Consolidation and Application of Equity Method

The number of consolidated subsidiaries:	14
The number of non-consolidated subsidiaries accounted for by the equity method:	None
The number of affiliates accounted for by the equity method:	2

(5) Change in the Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries. Newly included: 0 Excluded: 2

Companies accounted for by the equity method. Newly included: 1 Excluded: 0

2. Consolidated Business Forecast for the Year Ending March 31, 2006

(from April 1, 2005 to March 31, 2006)

(Yen in millions)

	Ordinary income	Ordinary profit	Net income
For the six months ending September 30, 2005	1,400,000	75,000	35,000
For the year ending March 31, 2006	2,976,000	151,000	100,000

Net income per share forecasted for the year ending March 31, 2006: 58,345.84 Yen

Attachment

The Millea Group

Millea Holdings, Inc. (“Millea Holdings” or the “Company”) was formed in April 2002 as an insurance holding company.

The Millea Group’s businesses include its property and casualty business and its life insurance business.

Principal subsidiaries of Millea Holdings are as follows.

Millea Holdings, Inc. (Insurance holding company)

Property and casualty business

Property and casualty business

*Tokio Marine & Nichido Fire Insurance Co., Ltd.

*Trans Pacific Insurance Company

*Tokio Marine Europe Insurance Limited

*Tokio Marine Global Re Limited

*The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

*The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

*Tokio Marine Brasil Seguradora S.A.

*Tokio Millennium Re Ltd.

#The Nisshin Fire and Marine Insurance Company Limited

#First Insurance Company of Hawaii, Ltd.

Other business

*Millea Asia Pte. Ltd.

Life insurance business

*Tokio Marine & Nichido Life Insurance Co., Ltd.

* Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

Other businesses

Securities investment advisory business and securities investment trusts business

*Tokio Marine Asset Management Co., Ltd.

Derivatives business

* Tokio Marine Financial Solutions Ltd.

Staffing business

*Tokio Marine & Nichido Career Service Co., Ltd.

*	Consolidated subsidiaries
#	Investment accounted for by the equity method

Management Policies

1. Management policies

In November 2003, Millea Holdings formulated the “Millea Group Corporate Philosophy” to be upheld by all officers and employees of the Millea Group.

“Millea Group Corporate Philosophy”

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all its activities.

-	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

-	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

-	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

-	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

2. Policy on profit distribution

With respect to the appropriation of profit, we seek to pay stable dividends on the common stock, taking into consideration the business results and expected future environment of the Company, subject to having retained earnings and to providing sufficient capital to meet our business needs.

In light of the current circumstances, we intend to propose the payment of cash dividends for the fiscal year ended March 31, 2005 in the amount of 11,000 yen per share as in the previous fiscal year. We also plan to propose that 90 billion yen be set aside as special reserve.

3. Policy on reduction in the size of minimum investment unit

We believe that there is currently no need to reduce the size of the minimum investment unit of Millea Holdings shares in light of their liquidity and from a cost-benefit point of view. However, taking into consideration the needs of investors, we intend to study further whether such reduction would be necessary in the future.

4. Management objectives

The Millea Group intends to further increase earnings of the domestic property and casualty insurance business and to expand the domestic life insurance, overseas insurance and asset management businesses, thereby seeking to continuously improve profitability and growth potential. For details of the targets for the fiscal year ending March 31, 2006, please refer to “FY2005 Business Plan of Millea Holdings, Inc.” dated May 27, 2005.

5. Mid- to long-term business strategies

The Millea Group aims to meet the “safety and security” needs of all of its customers. While continuing to enhance the strengths and special characteristics of each Millea Group company, we plan to continue to take on new challenges to increase earnings from our core insurance businesses and to expand our operations into new areas that we believe offer significant growth potential and profitability. We will also seek to optimize the allocation of our management resources throughout the Millea Group in order to build the optimum business portfolio that delivers strong profitability, growth potential and high capital efficiency. By pursuing the above, we aim to maximize the corporate value of the entire Millea Group.

(1) Enhance earnings from the core businesses

The Millea Group will work to generate greater earnings from its core domestic property and casualty and life insurance businesses. In our domestic property and casualty insurance business, we merged Tokio Marine and Nichido Fire into Tokio Marine & Nichido Fire Insurance Co. Ltd. in October 2004. The merged company pursues customer-oriented business development with a focus on its growth strategy under the medium-term business plan called the “Nextage 2005”.

Specifically, we will endeavor to improve products, back office and computer system drastically and to consolidate our sales networks to optimize the merits of the merger based on overwhelmingly solid business base. With these measures, we intend to further bolster our competitiveness and improve our earnings.

The Millea Group management strategy also focuses on the expansion of the domestic life insurance business. We made Tokio Marine & Nichido Financial Life Insurance Co., Ltd. our direct subsidiary in April 2004 in order to strengthen the variable annuity business. We intend to strengthen the earnings potential and further promote the development of the domestic life insurance business.

(2) Expand business domains

The Millea Group will endeavor to transform its current earnings structure, centered on its domestic property and casualty insurance business, to secure new sources of revenues and to diversify business risks.

While aggressively promoting the expansion of the domestic life insurance business, we will also seek to develop other businesses that can generate strong synergies with both our domestic property and casualty and life insurance businesses. These businesses will include the overseas insurance business mainly targeted at Asia, the asset management business and health care and senior citizen-related businesses.

(3) Improve capital efficiency

We closely monitor and manage our capital and risk through the integrated risk management system with a quantitative and structured approach. In addition, we intend to reallocate surplus capital to strategic and new businesses with high profitability and growth potential and aim at realizing adequate return to shareholders, thereby improving the Millea Group’s capital efficiency.

Through the above initiatives, we aim to build an optimum business portfolio, which will enable us to seek continuous growth of profit and improvement in ROE. We aim to enhance the corporate value of the Millea Group and become a leading insurance group not only in Japan, but also in the global market.

6. Fundamental policies and implementation of corporate governance

Corporate Governance Policies

In order to establish a sound and transparent corporate governance system and, as a holding company, to exercise appropriate control over the Millea Group companies, Millea Holdings has adopted and disclosed its Corporate Governance Policies. The outline of the Policies are set forth below.

The Board of Directors

The Board of Directors is responsible for decisions on important matters relating to the execution of Millea Holdings’ business, for supervising the performance of individual directors, and establishing an effective internal control system. In addition, as the Board of Directors of a holding company, it is responsible for determining medium- to long-term business strategies and various basic business policies for the Millea Group. Each director shall endeavor to enable the Board of Directors to fulfill these responsibilities and functions.

The number of directors shall generally be approximately ten members, of whom, as a general rule, at least three shall be outside directors. Directors shall be appointed for a term of office of one year. Directors may be re-appointed.

Corporate Auditors and the Board of Corporate Auditors

Corporate auditors, as an independent body entrusted by shareholders, shall audit the performance of directors, with the aim to ensure sound and fair management and accountability. Corporate auditors shall endeavor to conduct a high quality audit in accordance with the regulations of the Board of Corporate Auditors, auditing standards, auditing policies and auditing plans determined by the Board of Corporate Auditors.

The number of corporate auditors shall generally be around five. As a general rule, a majority of the corporate auditors shall be outside corporate auditors. Furthermore, as a general rule, at least one corporate auditor shall qualify as an “audit committee financial expert” within the meaning of the rules of the United States Securities and Exchange Commission.

Nomination Committee and Compensation Committee

Millea Holdings shall have a Nomination Committee and a Compensation Committee to serve as advisory bodies to its Board of Directors.

The Nomination Committee shall deliberate on the following matters and report to the Board of Directors: the appointment and dismissal of directors and corporate auditors of Millea Holdings; the appointment and dismissal of directors and corporate auditors of the principal business subsidiaries of Millea Holdings; and the criteria for the appointment of directors and corporate auditors of Millea Holdings and its principal business subsidiaries.

The Compensation Committee shall deliberate on the following matters and report to the Board of Directors: evaluation of the performance of directors of Millea Holdings; evaluation of the performance of directors of the principal business subsidiaries of Millea Holdings; and the compensation system for directors and corporate auditors of Millea Holdings and its principal business subsidiaries

Note: The term “business subsidiary” refers to companies in which Millea Holdings directly holds a majority of the voting rights.

The Nomination Committee and the Compensation Committee shall generally each consist of approximately five members. As a general rule, a majority of the members of each committee shall be selected from outside of Millea Holdings, and the chairman of each committee shall be one of the outside members.

Compensation system for directors and corporate auditors of the Millea Group

Compensation for full-time directors of Millea Holdings consists of three elements: fixed compensation; bonuses related to the business performance of Millea Holdings and the performance of the individual; and stock options. Compensation for corporate auditors and part-time directors of Millea Holdings consists of two elements: fixed compensation and stock options. Effective June 2005, Millea Holdings intends to terminate the retirement allowance plans currently in place for its directors and corporate auditors.

The compensation system for directors and corporate auditors of Millea Holdings’ principal business subsidiaries shall generally be identical to that applied to directors and corporate auditors of Millea Holdings.

Corporate governance of subsidiaries

As the holding company of the Millea Group, Millea Holdings shall exercise high-level control of and supervision over the business subsidiaries of the Millea Group. Millea Holdings shall exercise its rights as a shareholder. Millea Holdings shall enter into business management agreements with each business subsidiary.

Millea Holdings shall develop fundamental policies relating to its corporate compliance structure, risk management system and internal audit system and monitor the implementation.

Millea Holdings shall evaluate the business results of each business subsidiary of the Millea Group. The results of such evaluations shall be considered in the determination of the compensation for the directors of each business subsidiary.

Implementation of policies on corporate governance

Board of Directors/Board of Corporate Auditors

At present, the Board of Directors of the Company consists of twelve directors including three outside directors. The tenure of all directors is one year. The Board of Corporate Auditors consists of five corporate auditors including three outside corporate auditors. There are no special interests between such outside directors/outside auditors and the Company.

Nomination Committee and Compensation Committee

In accordance with the Corporate Governance Policies, Millea Holdings intends to establish a Nomination Committee and a Compensation Committee in July 2005. Both committees will consist of four members including three outside members. The chairman of each committee shall be one of the outside members.

Compensation for directors and corporate auditors

Compensation paid to directors and corporate auditors of Millea Holdings during the fiscal year ended March 31, 2005 is as follows.

(a)	Aggregate compensation paid to directors: 147 million yen, including 15 million yen of retirement allowances.

The above amount includes 16 million yen paid to outside directors.

(b)	Aggregate compensation paid to corporate auditors: 80 million yen, including 20 million yen of retirement allowances.

Corporate compliance structure

Millea Holdings formulates a compliance policy annually as well as various measures and actions to promote compliance throughout the Millea Group. Millea Holdings also monitors the implementation of these policies and measures. Significant matters relating to the Millea Group’s compliance are reviewed and determined at management meetings and meetings of the Board of Directors of Millea Holdings, and Millea Holdings thereby aims to enhance compliance by each company of the Millea Group.

In addition, Millea Holdings has adopted the Millea Group Code of Conduct, which provides for fundamental rules to be observed by all officers and employees of Millea Holdings and its business subsidiaries. Millea Holdings makes such Code of Conduct accessible to the public. Moreover, Millea Holdings establishes and maintains internal and external hotlines for use by officers or employees of the Millea Group companies who may wish to report or consult on compliance-related issues.

Risk management system

Millea Holdings manages risks faced by the Millea Group quantitatively and qualitatively in a comprehensive manner. In addition, significant matters relating to risk management, such as establishing risk management policies and integrated risk management policies throughout the Millea Group, are reviewed and decided at management meetings and meetings of the Board of Directors of Millea Holdings with an aim to reinforce the Millea Group’s overall risk management.

Internal audit system, audit by corporate auditors and independent auditors

Millea Holdings develops fundamental policies relating to internal auditing that call for each company of the Millea Group to establish effective internal auditing systems and to monitor internal audits and the status of the internal management structure within each company. Significant matters relating to internal audit results are reported to the Board of Directors of Millea Holdings with the aim to promote an appropriate and sound business management system across the entire Millea Group.

In accordance with the auditing standards, the auditing policies and the auditing plans determined by the Board of Corporate Auditors, each corporate auditor attends meetings of the Board of Directors and other important meetings, interviews directors and employees with respect to the performance of their duties and inspects significant documents in order to effectively audit the performance of directors. The results of the internal audit are also reported to corporate auditors. There is active communication between corporate auditors and independent auditors.

Independent auditors of Millea Holdings are ChuoAoyama PricewaterhouseCoopers. The executive partners of the Certified Public Accountants who conducted the audit of Millea Holdings for the fiscal year ended March 31, 2005 were Messrs. Taigi Ito, Akira Yamate and Susumu Arakawa, none of whose audit engagement term exceeds seven years. Other staff engaged in the audit of Millea Holdings on a consolidated basis for the fiscal year ended March 31, 2005 included 20 CPAs, 24 assistant accountants and 13 people with other qualification.

The amount of fees payable to ChuoAoyama PricewaterhouseCoopers by Millea Holdings and its consolidated subsidiaries for the fiscal year ended March 31, 2005 is 174 milion yen, including 133 million yen of audit fees.

7. Matters regarding a parent company

Not applicable.

Business results and financial condition

1. Business results

(1) Consolidated results of operations for the fiscal year ended March 31, 2005

In the fiscal year ended March 31, 2005, the Japanese economy achieved a moderate recovery buoyed by factors such as a growth in exports and an improvement in the employment environment. This was accompanied by a rising trend in equity prices in the second half of the fiscal year.

Under these conditions, as a result of our efforts to improve performance centered on the property and casualty and life insurance businesses, our operating results for the year ended March 31, 2005 were as follows:

Compared to the fiscal year ended March 31, 2004, ordinary income increased by 123.7 billion yen to 2,899.4 billion yen, the main components of which were 2,652.2 billion yen in underwriting income and 214.1 billion yen in investment income.

Compared to the fiscal year ended March 31, 2004, ordinary expenses increased by 175.4 billion yen to 2,759.4 billion yen, which mainly comprised of underwriting expenses of 2,349.7 billion yen, investment expenses of 27.0 billion yen, and underwriting and general administrative expenses of 376.4 billion yen.

As a result, ordinary profit decreased by 51.7 billion yen to 139.9 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes decreased by 43.8 billion yen to 67.6 billion yen.

The results from our principal business segments were as follows:

In the property and casualty insurance business, ordinary income increased by 43.8 billion yen to 2,467.0 billion yen, due partly to an increase in returns on disposals of securities.

On the other hand, ordinary expenses rose 87.1 billion yen to 2,320.0 billion yen due partly to an increase in net claims paid in connection with natural disasters such as typhoons. As a result, ordinary profit decreased 43.3 billion yen to 146.9 billion yen.

In the life insurance business, there was a 126.1 billion yen increase in ordinary income to 473.3 billion yen due mainly to increased life insurance premiums, but ordinary expenses increased 135.8 billion yen to 482.5 billion yen due partly to an increase in the amount set aside for policy reserve, resulting in ordinary loss of 9.2 billion yen.

(2) Consolidated business forecast for the fiscal year ending March 31, 2006

Our consolidated business forecast for the fiscal year ending March 31, 2006 is 2,976.0 billion yen in ordinary income, 151.0 billion yen in ordinary profit and 100.0 billion yen in net income. Our forecast is primarily based on the following assumptions.

-	With regard to net premiums written, the forecast is based on our own projection taking into consideration the results of previous years.

-	With regard to net claims paid, we anticipate payment of natural disaster-related claims in the amount of 25.0 billion yen for Tokio Marine & Nichido, taking into consideration the results of previous years.

-	With regard to interest rates, exchange rates and equity market conditions, we assume there will not be significant changes from market rates and conditions as of March 31, 2005.

2. Financial condition

As of March 31, 2005, consolidated total assets were 11,624.4 billion yen. This represents an increase of 618.2 billion yen due partly to an increase in the amount of life insurance in force .

Cash flows for the fiscal year ended March 31, 2005 were as follows. Net cash provided by operating activities was 385.7 billion yen, an increase of 34.8 billion yen compared to the fiscal year ended March 31, 2004, due mainly to an increase in life insurance premiums. Net cash provided by investing activities decreased 120.5 billion yen to 75.4 billion yen mainly as a result of increased acquisition of securities. Due largely to repayment of cash received under securities lending transactions, net cash used in financing activities decreased 123.5 billion yen to 144.9 billion yen.

The equity ratios and market-value basis equity ratios are shown below.

(%)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Equity ratios	19.8	21.0	18.1
Market-value basis equity ratios	23.1	26.3	13.7

Note 1.	The “equity ratio” is defined by “stockholders’ equity” / “total assets” x 100.

Note 2.	The “market-value basis equity ratio” is defined by “market capitalization” / “total assets” x 100.

Note 3.	As the Millea Group’s main business is insurance business, the following items are not stated: “interest coverage ratio” and “term of debt retirement.”

Summary of Consolidated Business Results for the Fiscal Year Ended March 31, 2005

(Yen in millions, except percentages)

Period	Year ended	Year ended	Increase/	% of net
Item	March 31, 2005	March 31, 2004	Decrease	change
Ordinary income and expenses:
Underwriting income	2,652,209	2,578,091	74,118	2.9
Net premiums written	1,925,081	1,943,609	(18,528)	(1.0)
Investment deposits funded	226,848	254,200	(27,352)	(10.8)
Life insurance premiums	431,551	310,892	120,659	38.8
Underwriting expenses	2,349,777	2,169,566	180,211	8.3
Net claims paid	1,144,014	956,952	187,061	19.5
Loss adjustment expenses	72,033	76,260	(4,227)	(5.5)
Agency commissions and brokerage	340,165	333,593	6,571	2.0
Maturity refunds to policyholders	356,643	422,588	(65,944)	(15.6)
Life insurance claims	34,268	28,095	6,173	22.0
Investment income	214,186	160,973	53,213	33.1
Interest and dividend income	154,472	138,532	15,940	11.5
Profit on sale of securities	91,194	55,233	35,961	65.1
Investment expenses	27,075	39,856	(12,781)	(32.1)
Losses on sale of securities	12,896	20,804	(7,908)	(38.0)
Devaluation losses on securities	7,785	10,786	(3,001)	(27.8)
Underwriting and general administrative expenses	376,470	367,492	8,978	2.4
Other ordinary income and expenses	26,927	29,599	(2,671)	(9.0)
Equity in earnings (losses) of affiliated companies	1,243	42	1,201	2,843.5
Ordinary profit	139,999	191,748	(51,749)	(27.0)

Extraordinary income and losses:
Extraordinary income	11,590	2,951	8,638	292.7
Extraordinary losses	59,410	30,481	28,929	94.9
Extraordinary income and losses	(47,820)	(27,529)	(20,290)	—

Income before income taxes	92,179	164,218	(72,039)	(43.9)
Income taxes - current	48,716	49,898	(1,182)	(2.4)
Income taxes - deferred	(24,472)	2,729	(27,202)	(996.6)
Minority interests	330	169	161	95.6
Net income	67,604	111,421	(43,816)	(39.3)

Consolidated premiums and claims paid by line for the fiscal year ended March 31, 2005

Net premiums written

(Yen in millions, %)

	For the year ended March 31, 2005		% of net Change ((A)-(B))/(B)	For the year ended March 31, 2004		% of net change ((A)-(B))/(B)
	Amount (A)	Ratio		Amount (B)	Ratio
Fire and allied lines	263,184	13.7	(2.4)	269,720	13.9	4.4
Hull and cargo	73,139	3.8	7.1	68,293	3.5	6.4
Personal accident	150,983	7.8	(0.7)	152,030	7.8	(1.9)
Voluntary automobile	861,082	44.7	(2.0)	878,249	45.2	(2.1)
Compulsory automobile liability	328,846	17.1	(1.4)	333,641	17.2	18.8
Other(s)	247,844	12.9	2.6	241,674	12.4	0.3

Total	1,925,081	100.0	(1.0)	1,943,609	100.0	2.5

Net claims paid
				(Yen in millions, %)

	For the year ended March 31, 2005		% of net change ((A)-(B))/(B)	For the year ended March 31, 2004		% of net change ((A)-(B))/(B)
	Amount (A)	Ratio		Amount (B)	Ratio
Fire and allied lines	188,319	16.5	128.9	82,286	8.6	(13.7)
Hull and cargo	36,744	3.2	(6.8)	39,412	4.1	20.6
Personal accident	61,132	5.3	(7.2)	65,897	6.9	(4.0)
Voluntary automobile	526,367	46.0	4.1	505,666	52.8	(0.2)
Compulsory automobile liability	192,041	16.8	39.8	137,382	14.4	36.7
Other(s)	139,410	12.2	10.4	126,306	13.2	2.4

Total	1,144,014	100.0	19.5	956,952	100.0	3.2

Direct premiums written including deposit premiums from policyholders
				(Yen in millions, %)

	For the year ended March 31, 2005		% of net change ((A)-(B))/(B)	For the year ended March 31, 2004		% of net change ((A)-(B))/(B)
	Amount (A)	Ratio		Amount (B)	Ratio
Fire and allied lines	348,974	16.0	(0.7)	351,380	15.8	(1.2)
Hull and cargo	78,520	3.6	5.0	74,775	3.4	6.6
Personal accident	326,077	15.0	(6.6)	349,027	15.7	(1.4)
Voluntary automobile	869,048	39.9	(2.2)	888,847	40.0	(2.5)
Compulsory automobile liability	302,955	13.9	(2.6)	311,124	14.0	0.8
Other(s)	252,565	11.6	1.8	248,021	11.2	(0.0)

Total	2,178,142	100.0	(2.0)	2,223,175	100.0	(1.1)
Deposit premiums from policyholders	226,848	10.4	(10.8)	254,200	11.4	(6.5)

Note 1.	Number are after elimination of inter-segment transactions. The numbers before elimination of inter-segment transactions are as follows.

For the year ended March 31, 2005 net premiums written 1,925,114 million yen, net claims paid 1,144,014 million yen, direct premiums written 2,178,175 million yen. For the year ended March 31, 2004; net premiums written 1,943,630 million yen, net claims paid 956,952 million yen, direct premiums written 2,223,196 million yen.

Note 2.	“Direct premiums written including deposit premiums from policyholders” are direct premiums after deduction of cancellation return and other return (Includes deposit premiums from policyholders.)

Consolidated Financial Statements

Consolidated Balance Sheets

(Yen in millions except percentages)

	As of March 31, 2005		As of March 31, 2004		Increase/Decrease
	Amount	Ratio	Amount	Ratio
		%		%
Assets
Cash, deposits and savings	356,084	3.06	667,862	6.07	(311,777)
Call loans	170,400	1.47	561,100	5.10	(390,700)
Deposit for bond lending transactions	80,653	0.69	30,750	0.28	49,903
Monetary receivables bought	512,336	4.41	106,848	0.97	405,488
Money trust	74,982	0.65	63,784	0.58	11,198
Securities	8,750,878	75.28	7,837,556	71.21	913,322
Loans	512,068	4.41	588,695	5.35	(76,627)
Property and equipment	338,694	2.91	370,171	3.36	(31,476)
Other assets	805,776	6.93	764,822	6.95	40,954
Deferred tax assets	26,867	0.23	23,477	0.21	3,389
Consolidated adjustment account	13,968	0.12	17,460	0.16	(3,492)
Customers’ liabilities under acceptances and guarantees	839	0.01	2,117	0.02	(1,278)
Reserve for bad debts	(19,053)	(0.16)	(28,389)	(0.26)	9,336

Total assets	11,624,496	100.00	11,006,256	100.00	618,240

Liabilities
Underwriting funds	7,504,234	64.56	7,113,800	64.63	390,434
Outstanding claims	797,000		718,691		78,309
Underwriting reserves	6,707,234		6,395,109		312,125
Bonds issued	226,875	1.95	199,056	1.81	27,818
Other liabilities	942,815	8.11	749,209	6.81	193,605
Reserve for retirement benefits	185,538	1.60	186,903	1.70	(1,364)
Reserve for employees’ bonuses	18,701	0.16	20,641	0.19	(1,940)
Reserve under the special law	82,830	0.71	65,939	0.60	16,891
Reserve for price fluctuation	82,830		65,939		16,891
Deferred tax liabilities	212,282	1.83	204,146	1.85	8,135
Consolidated adjustment account	143,524	1.23	151,966	1.38	(8,441)
Acceptances and guarantees	839	0.01	2,117	0.02	(1,278)

Total liabilities	9,317,642	80.16	8,693,781	78.99	623,860

Minority interest	1,610	0.01	1,651	0.02	(40)

Stockholders’ equity
Common stock	150,000	1.29	150,000	1.36	—
Additional paid-in capital	126,527	1.09	306,366	2.78	(179,838)
Retained earnings	920,112	7.92	872,093	7.92	48,019
Unrealized gains on investments, net of taxes	1,144,518	9.85	1,092,930	9.93	51,587
Foreign currency translation adjustments	(25,155)	(0.22)	(23,859)	(0.22)	(1,295)
Treasury stock	(10,760)	(0.09)	(86,707)	(0.79)	75,947

Total stockholders’ equity	2,305,243	19.83	2,310,823	21.00	(5,579)

Total liabilities, minority interest and stockholders’ equity	11,624,496	100.00	11,006,256	100.00	618,240

Consolidated Statements of Income

(Yen in millions except percentages)

	For the year ended March 31, 2005		For the year ended March 31, 2004		Increase/Decrease
	Amount	Ratio	Amount	Ratio
Ordinary income and expenses
Ordinary income	2,899,467	100.00	2,775,718	100.00	123,748
Underwriting income	2,652,209	91.47	2,578,091	92.88	74,118
Net premiums written	1,925,081		1,943,609		(18,528)
Deposit premiums from policyholders	226,848		254,200		(27,352)
Investment income on deposit premiums from policyholders	67,483		68,094		(611)
Life insurance premiums	431,551		310,892		120,659
Other underwriting income	1,244		1,293		(48)
Investment income	214,186	7.39	160,973	5.80	53,213
Interest and dividends received	154,472		138,532		15,940
Profit on investment in money trusts	1,676		2,947		(1,271)
Profit on trading securities	39		—		39
Profit on sale of securities	91,194		55,233		35,961
Profit on redemption of securities	1,343		1,669		(325)
Profit on derivative transactions	29,877		28,554		1,323
Profit on special accounts	588		—		588
Other investment income	2,477		2,131		346
Transfer of investment income on deposit premiums	(67,483)		(68,094)		611
Other ordinary income	33,070	1.14	36,653	1.32	(3,582)
Amortization of goodwill	4,861		8,404		(3,542)
Equity earnings of affiliated companies	1,243		42		1,201
Other ordinary income	26,965		28,206		(1,240)
Ordinary expenses	2,759,467	95.17	2,583,969	93.09	175,498
Underwriting expenses	2,349,777	81.04	2,169,566	78.16	180,211
Net claims paid	1,144,014		956,952		187,061
Loss adjustment expenses	72,033		76,260		(4,227)
Agency commissions and brokerage	340,165		333,593		6,571
Maturity refunds to policyholders	356,643		422,588		(65,944)
Dividends to policyholders	45		70		(24)
Life insurance claims	34,268		28,095		6,173
Provision for outstanding claims	82,143		17,865		64,277
Provision for underwriting reserves	318,936		327,703		(8,766)
Other underwriting expenses	1,527		6,436		(4,909)
Investment expenses	27,075	0.93	39,856	1.44	(12,781)
Loss on investment in money trusts	604		2,149		(1,545)
Loss on trading securities	—		678		(678)
Loss on sale of securities	12,896		20,804		(7,908)
Loss on revaluation of securities	7,785		10,786		(3,001)
Loss on redemption of securities	2,944		3,741		(797)
Other investment expenses	2,845		1,696		1,149
Underwriting and general administrative expenses	376,470	12.98	367,492	13.24	8,978
Other ordinary expenses	6,143	0.21	7,053	0.25	(910)
Interest paid	2,599		2,789		(189)
Loss on bad debts	36		242		(206)
Amortization of deferred assets under Article 133 of Insurance Business Law	587		—		587
Other ordinary expenses	2,919		4,021		(1,101)

Ordinary profit	139,999	4.83	191,748	6.91	(51,749)

Extraordinary gains and losses
Extraordinary gains	11,590	0.40	2,951	0.11	8,638
Profit on sale of properties	11,317		2,951		8,366
Other extraordinary gains	272		—		272
Extraordinary losses	59,410	2.05	30,481	1.10	28,929
Loss on sale of properties	9,348		1,715		7,632
Provision for reserve under the special law	16,891		13,363		3,527
Provision for reserve for price fluctuation	16,891		13,363		3,527
Extra write-off against profit on sale of properties	—		0		(0)
Merger related costs	18,983		8,308		10,674
Loss on revaluation of stock of subsidiaries	—		5,794		(5,794)
Loss on revaluation of properties	14,187		—		14,187
Other extraordinary losses	—		1,297		(1,297)

Income before income taxes	92,179	3.18	164,218	5.92	(72,039)
Income taxes - current	48,716	1.68	49,898	1.80	(1,182)
Income taxes - deferred	(24,472)	(0.84)	2,729	0.10	(27,202)
Minority interest	330	0.01	169	0.01	161

Net income	67,604	2.33	111,421	4.01	(43,816)

Consolidated Statements of Additional paid-in capital and Retained earnings

(Yen in millions)

	For the year ended March 31, 2005	For the year ended March 31, 2004	Increase/Decrease
Additional paid-in capital:
Additional paid-in capital at beginning of period	306,366	306,624	(257)
Increase in additional paid-in capital	4	—	4
Profit on sales of treasury stocks	4	—	4
Decrease in additional paid-in capital	179,842	257	179,584
Total amount of treasury stock redemption	179,842	—	179,842
Loss on sales of treasury stocks	—	257	(257)
Additional paid-in capital at end of period	126,527	306,366	(179,838)

Retained earnings:
Retained earnings at beginning of period	872,093	776,909	95,183
Increase in retained earnings	67,806	113,695	(45,889)
Net income	67,604	111,421	(43,816)
Increase in connection with newly consolidated subsidiaries	—	413	(413)
Increase in connection with merger of subsidiaries	201	5	195
Other increases	—	1,853	(1,853)
Decrease in retained earnings	19,786	18,511	1,275
Dividends	19,668	18,491	1,177
Directors’ and corporate auditors’ bonuses	20	20	—
Other decreases	98	—	98
Retained earnings at end of period	920,112	872,093	48,019

Notes: 1.	All of “Directors’ and corporate auditors’ bonuses” are for directors.

    2. Other increases and decreases relate to revaluation of assets in accordance with accounting standard of the foreign countries where consolidated subsidiaries or equity method-applied affiliates are located.

Consolidated Statements of Cash Flows

(Yen in millions)

	For the year ended March 31, 2005	For the year ended March 31, 2004	Increase/Decrease
I. Cash flows from operating activities:
Income before income taxes	92,179	164,218	(72,039)
Depreciation	18,748	17,894	853
Amortization of goodwill	(4,861)	(8,404)	3,542
Increase (decrease) in outstanding claims	82,205	17,898	64,306
Increase (decrease) in underwriting reserves	315,508	324,857	(9,349)
Increase (decrease) in reserve for bad debts	(9,354)	(18,502)	9,148
Increase in reserve for retirement benefits	(1,364)	(2,130)	765
Increase in reserve for employees’ bonuses	(1,944)	970	(2,914)
Increase in reserve for price fluctuation	16,891	13,363	3,527
Interest and dividend income	(154,472)	(138,532)	(15,940)
Net (profit) loss on investment securities	(69,214)	(15,439)	(53,774)
Interest expenses	2,599	2,789	(189)
Gain (loss) on foreign exchange	1,017	(2,068)	3,086
Loss (profit) related to properties	12,218	(202)	12,420
Investment income (loss) under the equity method	(1,243)	(42)	(1,201)
Investment income on special accounts	(588)	—	(588)
Increase in other assets (other than investing and financing activities)	(73,053)	62,193	(135,246)
Increase in other liabilities (other than investing and financing activities)	3,554	(100,524)	104,078
Others	6,650	9,617	(2,967)
Sub-total	235,475	327,957	(92,481)
Interest and dividends received	163,128	163,705	(576)
Interest paid	(3,198)	(2,885)	(312)
Income taxes (paid) refunded	(10,595)	(137,913)	127,317
	931	—	931
Net cash provided by operating activities	385,740	350,863	34,877

II. Cash flows from investing activities:
Net decrease in deposit and savings	(2,566)	(4,053)	1,487
Purchases of monetary receivables bought	(226,833)	(33,259)	(193,573)
Proceeds from sales and redemption of monetary receivables bought	74,400	35,378	39,021
Increase in money trusts	(43,486)	(30,893)	(12,593)
Decrease in money trusts	34,629	41,894	(7,264)
Purchases of investment securities	(3,104,090)	(1,862,822)	(1,241,267)
Proceeds from sales and redemption of securities	2,946,825	1,802,288	1,144,536
Loans made	(209,723)	(192,104)	(17,619)
Proceeds from collection of loans receivable	277,173	303,243	(26,070)
Increase in cash received under securities lending transactions	170,660	11,690	158,969
Others	(900)	(215)	(684)
Subtotal (II(a))	(83,912)	71,146	(155,058)
Subtotal (I+II(a))	301,828	422,009	(120,180)
Purchases of property and equipment	(18,469)	(18,447)	(22)
Proceeds from sales of property and equipment	26,932	5,699	21,232
Payments related to acquisition of subsidiaries	—	(13,295)	13,295
Net cash provided by (used in) investing activities	(75,449)	45,103	(120,553)

III. Cash flows from financing activities:
Proceeds from borrowing	3,000	11,820	(8,820)
Payments of borrowing	(6,189)	(8,837)	2,648
Proceeds from issuance of bond	60,105	50,514	9,590
Redemption of bond	(32,802)	(21,440)	(11,361)
Increase in the deposits received for bond lending transactions	(43,974)	43,974	(87,948)
Repurchases of the Company’s own shares	(103,891)	(79,451)	(24,440)
Dividends paid	(19,664)	(18,483)	(1,180)
Dividends paid by subsidiaries to minority shareholders	(44)	(35)	(9)
Other	(1,441)	572	(2,014)
Net cash provided by financing activities	(144,902)	(21,366)	(123,535)

IV. Effect of exchange rate changes on cash and cash equivalents	(813)	(4,890)	4,076

V. Net increase (decrease) in cash and cash equivalents	164,574	369,709	(205,134)

VI. Cash and cash equivalents at beginning of period	1,312,141	932,064	380,077

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	—	9,923	(9,923)

VIII. Net increase in cash and cash equivalents due to merger of subsidiaries	163	444	(281)

IX. Cash and cash equivalents at end of period	1,476,879	1,312,141	164,738

Basis of Presentation and Significant Accounting Policies

1. Scope of consolidation

(1)	Number of consolidated subsidiaries – 14 companies

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”)

Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”)

Tokio Marine & Nichido Financial Life Co., Ltd. (“Tokio Marine & Nichido Financial Life”)

Tokio Marine Asset Management Company, Limited

Tokio Marine & Nichido Career Service Co., Ltd.

Trans Pacific Insurance Company

Tokio Marine Europe Insurance Limited

Tokio Marine Global Re Limited

Millea Asia Pte. Ltd.

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

Tokio Marine Brasil Seguradora S.A.

Tokio Millennium Re Ltd.

Tokio Marine Financial Solutions Ltd.

a.	The Tokio Marine and Fire Insurance Company, Limited merged with The Nichido Fire and Marine Insurance Company, Limited on October 1, 2004 and was renamed Tokio Marine & Nichido Fire Insurance Co., Ltd..

b.	Skandia Life was renamed Tokio Marine & Nichido Financial Life Co., Ltd. as of April 2, 2004.

c.	Nichido Investment (Luxembourg) S.A. was excluded from the scope consolidation since it was liquidated on May 24, 2004.

(2)	Names of major non-consolidated subsidiaries

Tokio Marine & Nichido Research Service Co., Ltd. and Tokio Marine Capital Co., Ltd. are included in the Millea Group’s non-consolidated subsidiaries.

Each non-consolidated subsidiary is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. Moreover, as such non-consolidated subsidiaries are not considered so material as to affect any reasonable determination as to the Millea Group’s financial condition and results of operations, these companies are excluded from the scope of consolidation.

2. Application of the equity method

(1)	Number of affiliates applying the equity method – 2 companies

(Name of company)

The Nisshin Fire and Marine Insurance Company, Limited

First Insurance Company of Hawaii, Ltd.

The Nisshin Fire and Marine Insurance Company, Limited has been accounted for by equity method from the fiscal year ended March 31, 2005 because it was included in the Company’s affiliates as of February 23, 2005.

(2)	The non-consolidated subsidiaries (Tokio Marine & Nichido Research Service Co., Ltd., Tokio Marine Capital Co., Ltd. etc.) and other affiliates (Sino Life Insurance Co., Ltd., etc.), which are not subject to the equity method, have not been accounted for by the equity method as such companies have a minor effect on the Company’s consolidated net income or loss for the current period as well as retained earnings, respectively, and also are considered less material as a whole.

(3)	Millea Holdings owns 26.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. through Tokio Marine & Nichido. Millea Holdings does not include Japan Earthquake Reinsurance Co., Ltd. in its affiliates since it believes that it does not have a material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations, etc., taking into account the highly public nature of the company.

(4)	With regard to any companies which are accounted for by the equity method recorded with a different closing date from that of the consolidated financial statements, the financial statements of the relevant companies for their fiscal year are used for presentation in the consolidated financial results.

3. Closing date of consolidated subsidiaries

The closing date of a fiscal year for 1 domestic consolidated subsidiary and 9 overseas consolidated subsidiaries is December 31. Since the difference in the closing date does not exceed three months, the financial statements of the relevant consolidated subsidiaries as of December 31 are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing date and the closing date for consolidated results, necessary adjustments are made for the purpose of consolidation.

4. Accounting policies

(1)	Valuation standards and methods for marketable securities

a.	Trading securities are valued by the mark-to-market method, and costs of their sales are calculated based on the moving-average method.

b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).

c.	Debt securities earmarked for policy reserve are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”), November 16, 2000.

The summary of the risk management policy concerning debt securities earmarked for policy reserve is as follows. In order to adequately manage interest rate risk related to assets and liabilities, Tokio Marine & Nichido Life has established as a subsection “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rate”, and Tokio Marine & Nichido Life’s policy is to match the duration of the policy reserve in such subsection with the duration of debt securities earmarked for policy reserve within a certain range.

d.	Other securities with market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on the securities are directly added to shareholders’ equity, and net income taxes and costs of sales are calculated based on the moving-average method.

e.	Other securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	The valuation of the securities held in individually managed money trusts that are mainly invested in securities for trading is accounted for by the mark-to-market method.

(2)	Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)	Depreciation method of property and equipment

Depreciation of property and equipment owned by Millea Holdings and its domestic consolidated subsidiaries is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is calculated by the straight-line method.

(4)	Accounting policies for significant reserve and allowance

a.	Reserve for bad debts

In order to provide reserve for losses from bad debts, general allowance is accounted for pursuant to the rules of asset self-assessment as well as the related rules of asset write-off and allowance by domestic consolidated insurance subsidiaries as follows:

For claims to any debtor who has legally or in practice become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserve is provided based on the amount of such claims, with the net amount expected to be collectible through the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserve is provided based on the amount considered to be necessary based on the overall solvency assessment of the relevant debtor, out of the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, is included in the accompanying consolidated financial statements.

For specified overseas claims, any estimated losses arising from political or economic situation in the counterpart countries are accounted for as reserve for specified overseas claims in the accompanying consolidated financial statements.

In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently the asset auditing departments, which are independent from such asset-related departments, conduct audits of their assessment results, and reserve for bad debts is accounted for based on such assessment results as stated above.

b.	Reserve for retirement benefits

To provide for the employees’ retirement benefits, domestic consolidated subsidiaries have recorded the amount recognized to be incurred at the end of the fiscal year based on the projected retirement benefit obligations and related pension assets at the end of the fiscal year.

Prior service costs are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (15 years) within the average remaining service years of the employees when incurred.

Actuarial differences are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (10-15 years) within the average remaining service years of the employees when incurred.

(Additional information)

On June 1, 2004, pursuant to the new law concerning defined benefit plans, Tokio Marine & Nichido obtained approval from the government for an exemption from the obligation to pay benefits for future employee service, with regard to the substitutional portion of its pension plan to be transferred to the government. Transfer amount (minimum reserve) measured as of March 31, 2005 is 39,534 million yen. The amount of gains expected is 36,069 million yen (extraordinary gains) when applying article 44-2 of the Accounting Committee Report No. 13 “Guideline for practice concerning accounting for retirement benefits (preliminary report)” (issued by the JIPCA on September 14, 1999, last revised on March 16, 2005), assuming that the transfer amount (minimum reserve) was paid as of March 31, 2005.

c.	Reserve for employees’ bonuses

To provide for payment of bonuses to employees, Millea Holdings and its consolidated domestic subsidiaries account for reserve for employees’ bonuses based on the expected amount to be paid.

d.	Reserve for price fluctuation

Domestic insurance consolidated subsidiaries account for such reserve under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5)	Accounting for consumption tax, etc.

For Millea Holdings and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by tax-excluded method. However, any underwriting and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by tax-included method.

In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (the suspense payments) and is amortized evenly over the next five years.

(6)	Accounting for significant lease transactions

Millea Holdings and its domestic consolidated subsidiaries account for finance lease transactions other than those that are deemed to transfer the ownership of the leased properties to lessees in the same accounting procedure as normal lease transactions.

(7)	Accounting for significant hedging activities

a.	Interest

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life engage in asset and liability management (“ALM”) that controls such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in deferral hedge treatment and evaluated hedge effectiveness based upon the Industry Audit Committee Report No.26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, September 3, 2002 – hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) prior to application of the Report No. 26, Tokio Marine & Nichido has allocated such deferred hedge gains as of the end of March 2003 into gain or loss over the remaining period until hedging tools reach maturity (1-17 years) by using the straight-line method, and Tokio Marine & Nichido Life has allocated such deferred hedge gains as of the end of March 2002 into gain or loss over the remaining period until hedge tools reach maturity (6-10 years) by using the straight-line method, respectively, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of March 31, 2005 is 107,975 million yen and the amount allocated to gains or losses for the fiscal year ended March 31, 2005 is 25,307 million yen.

In addition, Tokio Marine & Nichido applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related to the company’s own bonds. Hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

b.	Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with the assets denominated by foreign currencies, (a) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (b) hedging transactions are translated at contracted rates (on condition that relating forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

(8)	Accounting for deferred assets prescribed in Article 113 of the Insurance Business Law

Calculation of depreciation and amortization of any deferred assets prescribed in Article 113 of the Insurance Business Law for Tokio Marine & Nichido Financial Life Insurance is made in accordance with the relevant provision of laws, regulations and its Articles of Incorporation.

(9)	Accounting standards of overseas subsidiaries

The Company complies with the accounting policies in the region or country in which the relevant consolidated subsidiaries are located.

5. Policies concerning the valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are valued by using the all-fair-value method.

6.	Policies concerning consolidation adjustment account

The consolidation adjustment account included in liabilities in the accompanying consolidated balance sheet has been amortized evenly over twenty years. Of the consolidation adjustment account included in shareholders’ equity in the accompanying consolidated balance sheet, any account related to Tokio Marine & Nichido Financial Life has been amortized evenly over five years. A small amount of consolidation adjustment account has been amortized as a whole.

7. Policies concerning the appropriation of earnings, etc.

The consolidated surplus statement is based on appropriations of earnings or disposition of loss of consolidated subsidiaries, as determined during the fiscal year ended March 31, 2005.

8. Scope of funds included in the consolidated statements of cash flows

The fund (cash and cash equivalents) included in the consolidated statements of cash flows consist of cash on-hand, demand deposits and short-term investments with original maturities or redemption of 3 months or less at the date of acquisition.

Notes for consolidated balance sheet

1.	Accumulated depreciation of fixed property and other tangible assets amounts to 306,639 million yen and advanced depreciation of such assets is 21,841 million yen.

2.	Investments in stocks of non-consolidated subsidiaries and affiliates, etc. are provided as follows.

(Yen in millions)
Securities (equity)	110,914
Securities (partnership)	2,082

3.	Of all of accruing loans and receivables, the total amount of loans to borrowers in bankruptcy, delinquent receivables, delinquent loans three months or more past due, and restructured loans is 18,098 million yen. The breakdown is shown as follows.

(1) The amount of loans to borrowers in bankruptcy is 1,407 million yen.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectibility either of principal or interest if they are past due for a certain period or for other reasons (However, any part of bad debt written-off is excluded. Hereinafter called “non-accrual status loans”). Loans to borrowers in bankruptcy represent non-accrual loans after the partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and Subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2) The amount of past due loans is 9,054 million yen. Past due loans are non-accrual status loans other than loans to borrowers in legal bankruptcy, and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3) The amount of accruing loans contractually past due for three months or more is 1,256 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months and more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and delinquent receivables are excluded.

(4) The amount of restructured loans is 6,380 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery, improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

4.	The value of security pledged assets totals 360,724 million yen in securities and 1,053 million yen in savings deposits. Collateralized debt obligations are held to the value of 4,248 million yen in outstanding claims, 25,671 million yen in underwriting reserve, and 140 million yen in other debts.

5.	Securities received from bond lending transactions are 85,112 million yen at market value.

6.	Gains or losses on hedge instruments are calculated in net value terms and included in other liabilities. The amount of deferred gross gains and losses on future hedge before calculating in net value terms totals 158,218 million yen and 81,179 million yen, respectively.

7.	Marketable securities include securities lent under loan agreements of 464,434 million yen.

8.	The outstanding balance of committed loans unexecuted is as follows.

(Yen in millions)
Total loan commitments	90,094
Balance of committed loans executed	5,834

Loan commitments unexecuted	84,259

9.	The total number of outstanding shares of the Company is 1,727,048 shares of common stock.

10.	The total number of treasury stock held by consolidated companies is 7,149 shares of common stock.

11.	Other assets include deferred assets as prescribed in Article 113 of the Insurance Business Law in the amount of 587 million yen.

12.	Tokio Marine & Nichido guarantees the liabilities of its subsidiaries in the total amount of 7,533 million yen. The balance of guarantees relating to such companies as of March 31, 2005 was as follows:

(Yen in millions)
Tokio Marine Global Limited.:	75
TNUS Insurance Company:	7,458

Total	7,533

Notes for consolidated statement of income

Major components of business expenses

(Yen in millions)
Agency commissions, etc.	320,774
Salaries	140,961

Business expenses consist of loss adjustment expenses, underwriting and general administrative expenses and agency commissions and brokerage, as shown in the accompanying consolidated statements of income.

Notes for consolidated statement of cash flows

1. Differences between cash and cash equivalents at the end of the year and the amounts disclosed in the consolidated balance sheet are provided as follows:

(As of March 31, 2005) (Yen in millions)
Cash, deposits and savings	356,084
Call loans	170,400
Monetary receivables bought	512,336
Securities	8,750,878
Time deposits with initial term over three months to maturity	(15,817)
Monetary receivables bought not included in cash equivalents	(238,533)
Securities not included in cash equivalents	(8,058,469)

Cash and cash equivalents	1,476,879

2.	Cash flows from investing activities include cash flows arising from asset management relating to the insurance business.

Segment Information

1. Segment information by lines of business

From April 1, 2004 to March 31, 2005

(Yen in millions)

	Property and Casualty	Life	Others	Total	Elimination	Consolidated
I Ordinary income and ordinary profit/loss

Ordinary income

(1) Ordinary income from transactions with external customers	2,458,012	473,131	21,637	2,952,781	53,314	2,899,467

(2) Ordinary income arising from internal segment transactons	9,056	173	13,542	22,772	22,772	—

Total ordinary income	2,467,068	473,304	35,179	2,975,553	76,086	2,899,467

Ordinary expenses	2,320,086	482,510	32,915	2,835,511	76,044	2,759,467

Ordinary profit/loss	146,982	(9,205)	2,264	140,041	42	139,999

II Assets, depreciation costs and capital expenditure

Assets	9,528,950	2,071,889	140,272	11,741,112	116,615	11,624,496

Depreciation	18,243	209	295	18,748	—	18,748

Capital expenditure	21,495	621	304	22,421	53	22,367

Notes:

1.	The segments are calssified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty: Underwriting property and casualty insurance and related investment activities

Life:                             Underwriting life insurance and related investment activities

Others:                         Securities investment advisory, securities investment trusts business, derivatives business and                                                staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the reclassification of reversal of underwriting reserves of 48,970 million yen, which is included in ordinary income relating to property and casualty segment.

From April 1, 2003 to March 31, 2004

(Yen in millions)

	Property and Casualty	Life	Others	Total	Elimination	Consolidated
I Ordinary income and ordinary profit/loss

Ordinary income

(1) Ordinary income from transactions with external customers	2,410,978	346,977	17,802	2,775,759	(40)	2,775,718

(2) Ordinary income arising from internal segment transactons	12,236	144	11,985	24,367	(24,367)	—

Total ordinary income	2,423,215	347,122	29,787	2,800,126	(24,408)	2,775,718

Ordinary expenses	2,232,907	346,620	28,246	2,607,774	(23,804)	2,583,969

Ordinary profit/loss	190,308	502	1,541	192,352	(603)	191,748

II Assets, depreciation costs and capital expenditure

Assets	9,319,461	1,699,087	117,514	11,136,062	(129,806)	11,006,256

Depreciation	17,517	114	262	17,894	—	17,894

Capital expenditure	19,661	180	476	20,318	—	20,318

Notes:

1.	The segments are calssified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty: Underwriting property and casualty insurance and related investment activities

Life:                             Underwriting life insurance and related investment activities

Others:                         Securities investment advisory, securities investment trusts business, derivatives business and                                                staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the reclassification of provision of allowance for bad debts in the amount of 39 million yen, which is included in ordinary expenses relating to life segment.

2. Segment information by location

Notes for figures as of March 31, 2005 and March 31, 2004:

Segment information by location is omitted since the “business in Japan” constitutes more than 90% of the aggregated amount of the ordinary income and assets, respectively, of all segments.

3. Segment information on overseas sales

Notes for figures as of March 31, 2005 and March 31, 2004:

Since overseas sales (ordinary income) constitute less than 10% of the consolidated sales (consolidated ordinary income), segment information on overseas sales is omitted.

Lease Transactions

Information on this item will be disclosed through EDINET.

Transaction with Related Parties

There is no significant transaction with related parties.

Income tax

1.Significant portions of deferred tax assets and deferred tax liabilities

		(Yen in millions )

	As of March 31, 2005	As of March 31, 2004
Deferred tax assets
Underwriting reserves	356,136	355,993
Reserve for retirement benefits	64,439	62,724
Outstanding claims	40,237	34,433
Reserve for price fluctuation	29,902	23,804
Loss on revaluation of securities	26,596	24,759
Reserve for bonus	6,754	—
Reserve for bad debts	—	5,726
Others	45,051	45,569
Subtotal	569,117	553,012
Allowance	(5,635)	(4,123)

Total deferred tax assets	563,482	548,888

Deferred tax liabilities
Unrealized gains on investments	(646,626)	(617,780)
Unrealized gains on consolidated subsidiaries	(87,235)	(99,157)
Others	(15,035)	(12,620)

Total deferred tax liabilities	(748,897)	(729,558)

Net deferred tax assets (liabilities)	(185,414)	(180,669)

2. Reconciliation between the effective tax rate of the Company and the Japanese statutory income tax rate

		(Percentages )

	As of March 31, 2005	As of March 31, 2004
Japanese statutory tax rate (Adjustment)	40.7	42.1
Permanent differences such as dividends received	(12.4)	(4.1)
Consolidated adjustment account	(2.1)	(2.2)
Tax rate applied to subsidiaries	(3.0)	(5.2)
Permanent differences such as entertainment expenses	2.5	1.6
Other	0.6	(0.1)

Effective tax rate	26.3	32.0

Securities

1. Trading securities

			(Yen in millions)

Type	As of March 31, 2005		As of March 31, 2004
	Carrying amount	Valuation losses recognized on statement of income	Carrying amount	Valuation losses recognized on statement of income
Securities held for trading	228,762	(416)	191,836	(627)

Note for figures as of March 31, 2004:

The above figures include include commercial papers which are presented as monetary receivables bought on the balance sheet. (Carrying amount: 2,999 million yen, valuation losses recognized on statement of income: 0 million yen.)

2. Bonds held to maturity with market value

				(Yen in millions)

	As of March 31, 2005			As of March 31, 2004
Type	Carrying amount	Market value	Difference	Carrying amount	Market value	Difference
Gross unrealized gains
Bonds	543,708	574,342	30,634	534,352	564,366	30,014
Gross unrealized losses
Bonds	559,207	516,143	(43,063)	568,247	524,185	(44,062)

Total	1,102,915	1,090,486	(12,428)	1,102,599	1,088,552	(14,047)

3. Debt securities earmarked for policy reserve

(Yen in millions)

	As of March 31, 2005			As of March 31, 2004
Type	Carrying amount	Market value	Difference	Carrying amount	Market value	Difference
Gross unrealized gains
Foreign Securities	29,761	30,016	255	3,706	3,718	11
Gross unrealized losses
Foreign Securities	117,224	113,889	(3,335)	10,185	9,939	(246)

Total	146,985	143,905	(3,079)	13,891	13,657	(234)

4. “Other securities” with market value

(Yen in millions)

	As of March 31, 2005			As of March 31, 2004
Type	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference
Gross unrealized gains
Bonds	1,728,215	1,770,101	41,885	1,546,585	1,589,461	42,876
Stocks	1,163,116	2,924,784	1,761,667	1,223,248	2,923,117	1,699,869
Foreign securities	249,767	267,836	18,069	177,361	194,774	17,412
Others	162,198	176,356	14,158	112,852	122,683	9,831

Total	3,303,298	5,139,079	1,835,781	3,060,047	4,830,036	1,769,989

Gross unrealized losses
Bonds	1,458,027	1,431,169	(26,858)	1,113,689	1,079,644	(34,044)
Stocks	33,396	29,114	(4,282)	71,000	62,447	(8,553)
Foreign securities	303,924	289,951	(13,972)	304,566	287,130	(17,435)
Others	49,428	48,486	(942)	33,518	32,425	(1,092)

Total	1,844,777	1,798,722	(46,055)	1,522,774	1,461,647	(61,126)

Total	5,148,076	6,937,801	1,789,725	4,582,821	6,291,684	1,708,862

Notes for figures as of March 31, 2005:

1.	“Others” include foreign mortgage securities (acquisition cost Yen 70,248 million, carrying value Yen 76,143 million, difference Yen 5,894 million) which are presented as monetary receivables bought on the balance sheet.

2.	“Others” include foreign mortgage securities (acquisition cost Yen 41,352 million, carrying value Yen 40,506 million, difference Yen (845) million) which are presented as monetary receivables bought on the balance sheet.

3.	Impairment loss amounting to Yen 3,608 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Notes for figures as of March 31, 2004:

1.	“Others” include foreign mortgage securities (acquisition cost Yen 28,861 million, carrying value Yen 32,360 million, difference Yen 3,499 million) which are presented as monetary receivables bought on the balance sheet.

2.	“Others” include foreign mortgage securities (acquisition cost Yen 22,292 million, carrying value Yen 21,307 million, difference Yen (984) million) which are presented as monetary receivables bought on the balance sheet.

3.	Impairment loss amounting to Yen 978 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

5. Bonds held to maturity sold in this period

None

6. Debt securities earmarked for policy reserve sold in this period

(Yen in millions)

	As of March 31, 2005			As of March 31, 2004
	Sale amount	Total gains on sale	Total losses on sale	Sale amount	Total gains on sale	Total losses on sale
Debt securities earmarket for policy reserve	3	—	0	—	—	—

7. Other securities sold in this period

(Yen in millions)

	As of March 31, 2005			As of March 31, 2004
	Sale amount	Total gains on sale	Total losses on sale	Sale amount	Total gains on sale	Total losses on sale
Other securities	1,741,372	91,231	13,328	1,056,752	55,409	21,042

Note for figures as of March 31, 2005:

The above figures include amounts relating to foreign mortgage securities which are presented as monetary receivables bought on the balance sheet. (Sale amount: 28,981 million yen, gains on sale: 36 million yen, losses on sale 432 million yen.)

Note for figures as of March 31, 2004:

The above figures include amounts relating to foreign mortgage securities which are presented as monetary receivables bought on the balance sheet. (Sale amount: 11,359 million yen, gains on sale: 176 million yen, losses on sale 237 million yen.)

8. Principal securities not stated at market value

(1)	Bonds held to maturity

None

(2)	Debt securities earmarked for policy reserve

None

(3)	Other securities

	(Yen in millions)

	As of March 31, 2005	As of March 31, 2004
Bonds	5,073	652
Stocks	216,131	130,659
Foreign securities	59,280	56,354
Others	465,571	248,238

Note for figures as of March 31, 2005:

“Others” include negotiable deposits (Yen 60,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 347,991 million) which are included in “Monetary receivables bought” on the balance sheet.

Note for figures as of March 31, 2004:

“Others” include negotiable deposits (Yen 165,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 26,944 million) which are included in “Monetary receivables bought” on the balance sheet.

9. Changes in the purpose of investment held for the period

Note for figures as of March 31, 2005:

The stocks of Nissin Fire held as “other securities” are reclassified as the stocks of affiliates since Nissin Fire stocks have been additionally purchased during the year ended March 31, 2005. As for Nissin Fire stocks, acquisition cost, carrying value and the difference between acquisition cost and carrying value as of March 31, 2004 were Yen 4,756 million, Yen 7,347 million and Yen 2,591 million, respectively.

10. Redemption of marketable securities with maturities and debt securities earmarked for policy reserve

	As of March 31, 2005
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Government bonds	1,163,518	303,980	426,702	1,770,173
Municipal bonds	31,083	47,102	42,306	—
Corporate bonds	81,109	321,477	119,794	2,012
Foreign securities	111,854	268,495	196,587	15,360
Other securities	390,898	45,047	6,837	81,857

Total	1,778,464	986,103	792,228	1,869,403

	As of March 31, 2004
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Government bonds	499,429	380,168	359,059	1,836,111
Municipal bonds	28,139	93,513	47,997	2,878
Corporate bonds	122,979	277,034	103,474	21,571
Foreign securities	84,603	234,854	80,474	14,085
Other securities	195,545	28,105	962	23,475

Total	930,697	1,013,675	591,967	1,898,122

Note for figures as of March 31, 2005:

“Others” include negotiable deposits (“Within 1 year”: Yen 60,000 million) which are included in “Cash, deposits and savings” and commercial papers (“Within 1 year”: Yen 330,898 million, “1 to 5 years”: Yen 45,047 million, “5 to 10 years”: Yen 6,837 million, “Over 10 years”: Yen 81,857 million) which are included in “Monetary receivables bought” on the balance sheet.

Note for figures as of March 31, 2004:

“Others” include negotiable deposits (“Within 1 year”: Yen 165,000 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (“Within 1 year”: Yen 29,561 million, “1 to 5 years”: Yen 27,516 million, “5 to 10 years”: Yen 647 million, “Over 10 years”: Yen 22,887 million) which are included in “Monetary receivables bought” on the balance sheet.

Money trusts

1. Money trusts held for trading purposes

Item	As of March 31, 2005		As of March 31, 2004
	Acquisition cost	Difference	Acquisition cost	Difference
Money trusts	52,938	1,541	55,961	1,320

2. Money trusts held to maturity

None

3. Money trusts other than that held to maturity or that held for trading purposes

Notes for figures as of March 31, 2005:

1.	There are no money trusts valued at market value.

2.	Money trusts in the amount of 22,043 million yen are carried at their original cost at March 31, 2005.

Notes for figures as of March 31, 2004:

1.	There are no money trusts valued at market value.

2.	Money trusts in the amount of 7,822 million yen are carried at their original cost at March 31, 2004.

Information on derivatives

1. Derivative transactions

(1) Details of transactions

Millea Holdings’ consolidated subsidiaries are mainly engaged in the following derivative transactions.

a.	Currency-related transactions: Foreign exchange contracts, currency swaps, currency options, etc.

b.	Interest rate-related transactions: Interest rate futures, Interest rate futures options, interest rate swaps, interest rate swaptions etc.
c.	Equity-related transactions: Equity index futures, equity index options, equity options, etc.
d.	Bond-related transactions: Bond futures, bond futures options, etc.
e.	Other transactions: Credit derivatives, weather derivatives, variable consumer price index derivatives, etc.

(2) Objectives and policies of transactions

The main purposes of the derivative transactions are as follows.

a.	Risk management related to assets and liabilities held by the Millea Holdings’ consolidated subsidiaries

In order to adequately control the risk related to assets and liabilities held by the consolidated subsidiaries (ALM: Asset and Liability Management) and reduce any losses arising from fluctuation in future interest rates, exchange rates and stock prices, such consolidated subsidiaries carry out various derivative transactions.

b.	Acquisition of interest income

The consolidated subsidiaries engage in various derivative transactions in order to maximize interest income within a certain range of risks.

c.	Response to customer needs

The consolidated subsidiaries carry out various derivative transactions in order to provide a wide range of financial instruments that meet customers’ hedging needs as well as their diverse and complex investment/procurement needs.

The actual transactions are carried out in accordance with the “Guidelines” under which purposes of derivatives, types of financial instruments, notional principal, specific risk limits, and actions taken against any losses arising from such transactions, etc. are classified and prescribed according to each investment style.

(3) Details of risks related derivative transactions

Derivative transactions involve market risks and credit risks.

Market risks include risks that the consolidated subsidiaries may incur losses arising from fluctuation in future prices of the relevant financial instruments (interest rates, exchange rates and stock prices). Major consolidated subsidiaries have established risk management systems, under which such consolidated subsidiaries comprehensively control risks relating to derivative transactions as well as assets and liabilities, and quantify such market risks by way of VaR method, etc.

Credit risks include risks that such consolidated subsidiaries may incur losses when their counter-parties in derivative transactions fail to perform obligations set forth in the initial agreements due to insolvency or otherwise, other than any losses arising from deterioration of the credit standing of trade reference stated in credit derivative agreements, etc. Major consolidated subsidiaries controls such credit risks by periodically computing credit risks based on market values. If such counter-parties are financial institutions, etc., with which transactions have been frequently carried out, such consolidated subsidiaries adopt necessary actions to reduce credit risks (e.g. conclusion of netting agreements).

(4) Risk management system

The Risk Management Department of Tokio Marine, a department in charge of risk management which is independent of transaction-related departments, first checks transaction information and requests for managerial decisions against transaction reports provided by financial institutions and brokerages, and then approves such transaction data. Any risk position determined based upon such approved data are evaluated at market value from time to time, and the Risk Management Department determines interest income and risk volume related to derivative transactions together with off-balance transactions, and reports them to a director in charge on a monthly basis.

In addition, as for the risk position of derivative transactions, the Risk Management Department thoroughly reviews whether such position is determined in accordance with the purposes of derivatives, types of financial instruments, notional principal, specific risk limits and actions taken against any losses arising from such derivative transactions classified and expressly stated by investment style in the “Guidelines” or whether details of such risk position falls within the authority of transaction-related departments, and then reports the results of such review to a director in charge on a monthly basis.

Other consolidated subsidiaries have also established similar risk management structure as described above.

(5) Notes on contract amount, fair value and unrealized gains/losses of financial derivative instruments

a. Notional principal (contract amount)

“Contract amount” as shown in the tables set forth in the following section is a nominal contract amount or notional principal of derivative transactions. The amount itself does not represent market risk or credit risk of derivative transactions.

b. Unrealized gains/losses

Derivative transactions effected for a purpose other than investment gains are conducted for ALM (asset and liability management) purposes. They are used to supplement actual assets and to control market risk. It is therefore necessary to take into account the state of assets and liabilities as a whole, as well as unrealized gains/losses of derivative transactions, to determine the profitability and financial soundness.

Contract amount, fair value and unrealized gains and losses of derivative financial instruments

(1) Foreign currency-related instruments

(Yen in Millions)

	As of March 31, 2005				As of March 31, 2004
	Contract amount		Fair value	Unrealized gain/(loss)	Contract amount		Fair value	Unrealized gain/(loss)
		Over 1 year				Over 1 year
Over-the-counter transactions:
Foreign exchange forwards
Short
USD	154,759	—	(3,256)	(3,256)	84,797	—	1,899	1,899
GBP	1,526	—	(18)	(18)	2,611	—	46	46
EUR	24,255	—	(113)	(113)	25,496	—	134	134
CAD	3,995	—	(33)	(33)	6,561	—	(128)	(128)
AUD	460	—	(1)	(1)	—	—	—	—

Long
USD	14,435	—	124	124	12,141	—	(42)	(42)
GBP	376	—	7	7	1,731	—	(17)	(17)
EUR	307	—	10	10	2,547	—	34	34

Currency swaps
Pay Foreign/ Rec. Yen
USD	566,507	525,015	8,604	8,604	375,536	255,673	9,641	9,641
EUR	34,352	26,888	(777)	(777)	43,397	43,397	(25)	(25)
AUD	27,630	27,630	(4,686)	(4,686)	20,000	20,000	(3,198)	(3,198)

Pay Yen/ Rec. Foreign
USD	264,224	198,403	(8,490)	(8,490)	209,343	136,413	(12,449)	(12,449)
EUR	11,601	11,601	1,101	1,101	37,273	37,273	658	658
AUD	—	—	—	—	3,000	—	129	129

Pay Foreign/ Rec. Foreign
Pay EUR/Rec. USD	1,696	1,696	(52)	(52)	1,604	1,604	(85)	(85)
Pay AUD/Rec. USD	—	—	—	—	3,192	—	(46)	(46)
Pay USD/Rec. EUR	517	517	47	47	—	—	—	—

Currency options
Short
Put
USD	862	497			—	—
	32	27	45	(12)	—	—	—	—

Long
Call
USD	72	—			75	75
	6	—	0	(5)	4	4	2	(1)

Put
USD	235	213			256	235
	14	12	0	(13)	15	14	0	(15)

Total	1,107,817	792,464	(7,487)	(7,566)	829,567	494,673	(3,445)	(3,465)

Notes:

1.	The fair value of the foreign exchange forwards agreements at end of period is based on the futures’ market price.

2.	The fair value of currency swap transactions is calculated by discounting future cash flows to the present value based on the interest rate as of period end.

3.	The fair value of foreign currency options contracts is based on an option pricing model.

4.	For foreign currency options, option premiums are shown beneath the contract amount of the option.

5.	Those instruments to which hedge accounting are applied are not included in the table.

(2) Interest rate-related instruments

(Yen in Millions)

	As of March 31, 2005				As of March 31, 2004
	Contract amount		Market/Fair value	Unrealized gain/(loss)	Contract amount		Market/Fair value	Unrealized gain/(loss)
		Over 1 year				Over 1 year
Market transactions:
Interest futures
Short	4,020	—	(0)	(0)	1,291	—	(11)	(11)
Long	—	—	—	—	1,285	—	14	14
Over-the-counter transactions:
Interest options
Short
Cap	48,657	45,557			63,501	42,585
	240	205	102	138	458	325	295	163
Swaption	32,657	25,590			13,000	13,000
	—	—	138	(138)	—	—	247	(247)
Long
Cap	32,774	31,010			36,139	12,819
	378	328	136	(242)	360	297	260	(99)
Floor	1,763	—			3,929	1,819
	35	—	15	(19)	92	36	118	25
Swaption	9,000	9,000			4,000	4,000
	—	—	76	76	—	—	151	151
Interest rate swap
Pay.float/Rec.fix	4,717,790	4,160,963	152,517	152,517	4,175,414	3,789,065	164,920	164,920
Pay.fix/Rec.float	3,446,976	2,941,251	(87,355)	(87,355)	3,079,367	2,714,697	(85,055)	(85,055)
Pay.float/Rec.float	332,099	277,074	90	90	220,280	170,430	(16)	(16)
Pay.fix/Rec.fix	13,251	13,051	44	44	1,200	1,200	30	30

Total	8,638,991	7,503,499	65,765	65,110	7,599,411	6,749,617	80,956	79,876

Notes:

1.	The fair value of the interest future at the end of period is based on the closing price at major stock exchanges.

2.	The fair value of interest options transactions is based on an option pricing model.

3.	The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value ‘based on the interest rate at the date.

4.	For interest options, option premiums are shown beneath the contract amount of the option.

5.	Interest rate swaps to which hedge accounting is applied are as follows.

(Yen in Millions)

	As of March 31, 2005				As of March 31, 2004
	Contract amount		Market/Fair value	Deferred hedge gains (losses)	Contract amount		Market/Fair value	Deferred hedge gains (losses)
		Over 1 year				Over 1 year
Deferred hedge accounting in accordance with Report No.26	391,600	369,400	(3,478)	(24,092)	422,900	394,900	12,760	(22,509)
The balance of deferred hedge accounting in accordance with Report No.16 are shown beneath deferred hedge accounting.				23,269				37,752
Other deferred hedge accounting	50,000	50,000	3,846	3,846	53,100	53,100	3,743	3,743

Total	441,600	419,400	367	3,023	476,000	448,000	16,504	18,986

(Yen in Millions)

	As of March 31, 2005 deferred hedge gains (losses)	As of March 31, 2004 deferred hedge gains (losses)
Unamortized portion of deferred hedge gains in accordance with Report No.16 under transitional treatment of Report No.26	84,706	95,530
Deferred gains which resulted from cancellation of derivatives for hedge purpose.	(10,690)	(14,819)

Total	74,015	80,710

Report No.26: Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, September 3, 2002)

Report No.16: Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, March 31, 2000)

(3) Equity-related instruments

(Yen in Millions)

	As of March 31, 2005				As of March 31, 2004
	Contract amount		Market/Fair value	Unrealized gain/(loss)	Contract amount		Market/Fair value	Unrealized gain/(loss)
		Over 1 year				Over 1 year
Market transactions:
Equity index futures
Short	13,348	—	140	140	26,458	—	(1,041)	(1,041)
Long	10,617	—	(178)	(178)	1,531	—	15	15
Equity index options
Long
Put	11,096	—			—	—
	395	—	333	(62)	—	—	—	—
Over-the-counter transactions:
Equity index options
Short
Call	26,947	18,328			12,357	12,357
	474	278	(399)	874	254	254	126	127
Put	539	—			539	539
	33	—	1	32	33	33	17	15
Long
Call	26,967	18,328			12,377	12,377
	423	251	(408)	(832)	220	220	116	(103)
Put	617	—			617	617
	65	—	7	(58)	65	65	37	(28)
Equity options
Short
Put	1,550	—			1,345	—
	67	—	73	(5)	79	—	108	(29)
Long
Call	171	171			171	171
	34	34	34	—	34	34	34	—
Put	1,550	—			1,345	—
	29	—	73	44	41	—	108	66

Total	93,406	36,828	(323)	(45)	56,744	26,062	(476)	(977)

Notes:

1.	The market value of the equity index futures equity index via over the counter transactions is based on the closing price of the primary stock exchanges.

2.	The fair value of equity index option via market transactions option contracts on individual equities is quoted from counter monetary facilities.

3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

4.	Synthetic option is classified to transaction types for call and long based on the option premiums received as of the commencement date.

(4) Bond-related instruments

(Yen in Millions)

	As of March 31, 2005				As of March 31, 2004
	Contract amount		Market value	Unrealized gain/(loss)	Contract amount		Market value	Unrealized gain/(loss)
		Over 1 year				Over 1 year
Market transactions:
Bond futures
Short	116,012	—	(906)	(906)	21,529	—	5	5
Long	25,576	—	286	286	12,167	—	83	83
Bond futures options
Short
Put	4,020	—			—	—
	4	—	1	3	—	—	—	—
Long
Put	4,080	—			—	—
	12	—	3	(8)	—	—	—	—
Over-the-counter transactions:
Bond over-the-counter-options
Short
Call	18,373	13,245			—	—
	—	—	25	(25)	—	—	—	—

Total	168,062	13,245	(589)	(649)	33,696	—	89	89

Notes:

1.	The market value of the bond futures and bond future options is based on the closing price at the primary stock exchanges.

2.	The market value of the bond over-the-counter-option is calculated based on the in-house evaluation model.

3.	For bond future options and bond over-the-counter-options, the option premiums are shown below the respective contractual amount as of the commencement date.

(5) Weather-related instruments

(Yen in Millions)

	As of March 31, 2005				As of March 31, 2004
	Contract amount		Fair value	Unrealized gain/(loss)	Contract amount		Fair value	Unrealized gain/(loss)
		Over 1 year				Over 1 year
Over-the-counter transactions:
Weather derivatives
Short	1,969	1,657			3,627	1,594
	98	69	(286)	385	95	69	53	41

Total	1,969	1,657	(286)	385	3,627	1,594	53	41

Notes:

1.	The fair value of the weather-related instruments is calculated based on weather conditions, contract terms and other factors relating to derivative transactions.

2.	The option premiums are shown below the respective contractual amount as of the commencement date.

(6) Credit-related instruments

(Yen in Millions)

	As of March 31, 2005				As of March 31, 2004
	Contract amount		Fair value	Unrealized gain/(loss)	Contract amount		Fair value	Unrealized gain/(loss)
		Over 1 year				Over 1 year
Over-the-counter transactions:
Credit derivatives
Short	1,902,280	824,281	2,862	2,862	1,981,668	1,978,668	(167)	(167)
Long	401,982	239,188	(5,253)	(5,253)	400,337	400,337	(6,221)	(6,221)

Total	2,304,262	1,063,470	(2,390)	(2,390)	2,382,005	2,379,005	(6,389)	(6,389)

Note: The fair value of the credit derivative transactions at the end of period is calculated mainly using internal evaluation model.

(7) Commodity-related instruments
						(Yen in Millions)

	As of March 31, 2005				As of March 31, 2004
	Contract amount		Fair value	Unrealized gain/(loss)	Contract amount		Fair value	Unrealized gain/(loss)
		Over 1 year				Over 1 year
Over-the-counter transactions:
Commodity swaps
Pay Commodity indices/Rec. fixed price	29,359	29,359	(10,009)	(10,009)	25,946	25,946	(1,119)	(1,119)
Pay fixed price/Rec. Commodity indices	35,735	35,735	10,312	10,312	24,109	24,109	1,400	1,400
Pay variable indices/Rec. Commodity indices	3,872	3,872	149	149	3,347	3,347	156	156

Total	68,966	68,966	451	451	53,404	53,404	437	437

Note: The fair value of the Commodity swap transactions at the end of period is calculated mainly using internal evaluation model.

(8) Others
						(Yen in Millions)

	As of March 31, 2005				As of March 31, 2004
	Contract amount		Fair value	Unrealized gain/(loss)	Contract amount		Fair value	Unrealized gain/(loss)
		Over 1 year				Over 1 year
Over-the-counter transactions:
Derivatives utilizing the inflation indexed bonds
Pay fixed/Rec. variable consumer price index	18,400	18,400			—	—
	1,452	1,452	1,362	(90)	—	—	—	—

Total	18,400	18,400	1,362	(90)	—	—	—	—

Notes:

1.	The fair value of the derivative utilizing the inflation indexed bonds is calculated based on the in-house evaluation model.

2.	The acquisition cost is shown below the respective contactual amount.

Retirement benefits

1. Outline of the retirement and severance benefit plans

Tokio Marine & Nichido Fire and other five consolidated subsidiaries have an unfunded lump-sum payment retirement plan covering substantially all employees.

Under the plan, Tokio Marine & Nichido Fire employees are entitled to lump-sum payments based on the points which each employee acquired through service.

Tokio Marine & Nichido Fire has an unfunded lump-sum payment retirement plan and an approved retirement annuity plan.

On June 1, 2004, Tokio Marine & Nichido obtained approval from the government for an exemption from the obligation to pay benefits for future employee service, with regard to the substitutional portion of its pension plan to be transferred to the government.

2. Breakdown of retirement benefits liabilities

	(Yen in millions)

	As of March 31, 2005	As of March 31, 2004
a. Retirement benefit liabilities	(474,395)	(499,573)
b. Pension assets	217,718	199,334

c. Unaccrued retirement benefit liabilities (a+b)	(256,676)	(300,238)
d. Unappropriated differences from accounting changes	—	—
e. Unrecognized actuarial difference	125,100	139,443
f. Unrecognized prior service costs	(53,962)	(26,107)

g. Net of above on balance sheet (c+d+e+f)	(185,538)	(186,903)
h. Prepaid pension expenses	—	—

i. Reserve for retirement benefits (g-h)	(185,538)	(186,903)

3.Breakdown of retirement expenses

	(Yen in millions)

	For the fiscal year ended March 31, 2005	For the fiscal year ended March 31, 2004
a. Service expenses	18,066	20,720
b. Interest expenses	9,406	9,270
c. Expected investment income	(3,955)	(3,250)
d. Differences in change in accounting method	—	—
e. Differences in accounting charged off	10,760	10,035
f. Past service expenses charged off	(3,499)	(2,170)

g. Retirement benefit expenses (a+b+c+d+e+f)	30,778	34,605

h. Gain and loss from partial abolishment of retirement benefit plan	(272)	—

i. Total (h +i)	30,505	34,605

4. Accounting for retirement benefit liabilities

	For the fiscal year ended March 31, 2005	For the fiscal year ended March 31, 2004
a. Distribution method for estimated retirement benefits	The lump-sum retirement benefit system and the contributory pension fund system employs the point standard. As the contributory pension fund system has employed the point standard for the year ended March 31, 2005 in Tokio Marine & Nichido, the methodology to allocate expecting unfunded lump-sum payment changes the fixed period straight-line standard to the point standard. As a result, pension liability decreases in 22,546 million yen.	The lump-sum retirement benefit system employs the point standard, and the contributory pension fund system employs the fixed period straight-line standard

b. Discount rate	2.0%	2.0%

c. Expected rate of return on investment	1.3% to 1.9%	1.8% to 2.0%

d. Years to amortize prior service costs	15 (Expenses are accounted for using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence)	Same as left

e. Years to amortize actuarial differences	10 to 15 (Expenses are accounted for in the following fiscal year using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence)	Same as left

Financial Statements of Tokio Marine & Nichido and its Consolidated Subsidiaries

Consolidated Balance Sheets

(Yen in millions except percentages)

	As of March 31, 2005		As of March 31, 2004
	Amount	Ratio	Amount	Ratio
		%		%
Assets
Cash, deposits and savings	212,434	2.24	296,418	4.01
Call loans	170,400	1.80	521,100	7.06
Monetary receivables bought	512,336	5.40	100,849	1.37
Money trust	74,982	0.79	34,012	0.46
Securities	6,879,606	72.56	5,050,398	68.38
Loans	574,340	6.06	555,222	7.52
Property and equipment	317,388	3.35	273,556	3.70
Other assets	757,228	7.99	573,722	7.77
Deferred tax assets	470	0.00	458	0.01
Customers’ liabilities under acceptances and guarantees	839	0.01	2,117	0.03
Reserve for bad debts	(18,967)	(0.20)	(21,984)	(0.30)

Total assets	9,481,059	100.00	7,385,873	100.00

Liabilities
Underwriting funds	5,729,060	60.43	4,439,888	60.11
Outstanding claims	785,729		585,299
Underwriting reserves	4,943,331		3,854,589
Straight Bonds	226,875	2.39	174,056	2.36
Other liabilities	798,368	8.42	572,806	7.76
Reserve for retirement benefits	187,954	1.98	161,198	2.18
Reserve for employees’ bonuses	17,244	0.18	15,504	0.21
Reserve under the special law	81,775	0.86	60,838	0.82
Reserve for price fluctuation	81,775		60,838
Deferred tax liabilities	202,114	2.13	168,933	2.29
Consolidation adjustment account	359	0.00	379	0.01
Acceptances and guarantees	839	0.01	2,117	0.03

Total liabilities	7,244,593	76.41	5,595,725	75.76

Minority interest	1,610	0.02	1,333	0.02

Stockholders’ equity
Common stock	101,994	1.08	101,994	1.38
Additional paid-in capital	123,521	1.30	38,782	0.53
Retained earnings	744,617	7.85	649,443	8.79
Unrealized gains on investments, net of taxes	1,285,614	13.56	1,018,156	13.79
Foreign currency translation adjustments	(20,893)	(0.22)	(19,563)	(0.26)
Total

Total stockholders’ equity	2,234,854	23.57	1,788,814	24.22

Total liabilities, minority interest and stockholders’ equity	9,481,059	100.00	7,385,873	100.00

Note:	The balance sheet as of March 31, 2004 is that of Tokio Marine.

The balance sheet as of March 31, 2005 is that of Tokio Marine & Nichido after the merger.

Consolidated Statements of Income

(Yen in millions except percentages)

	For the year ended
	March 31, 2005		March 31, 2004
	Amount	Ratio	Amount	Ratio
		%		%
Ordinary income and expenses
Ordinary income	2,229,453	100.00	1,925,889	100.00
Underwriting income	2,031,076	91.10	1,795,985	93.25
Net premiums written	1,727,250		1,538,297
Deposit premiums from policyholders	206,083		202,091
Investment income on deposit premiums from policyholders	61,067		54,909
Life insurance premiums	415		607
Reversal of underwriting reserves	36,175		—
Others	84		80
Investment income	178,114	7.99	103,935	5.40
Interest and dividends received	120,109		95,523
Profit on investment in money trusts	1,207		475
Profit on trading securities	39		—
Profit on sales of securities	92,692		36,955
Profit on redemption of securities	1,287		1,668
Profit on derivative transactions	21,623		22,311
Other investment	2,222		1,910
Transfer of investment income on deposit premiums	(61,067)		(54,909)
Other ordinary income	20,262	0.91	25,968	1.35
Investment income under the equity method	1,243		42
Others	19,019		25,925
Ordinary expenses	2,074,898	93.07	1,766,160	91.71
Underwriting expenses	1,755,627	78.75	1,482,874	77.00
Net claims paid	1,033,841		748,976
Loss adjustment expenses	63,532		59,801
Agency commissions and brokerage	276,743		245,398
Maturity refunds to policyholders	312,115		320,841
Dividends to policyholders	43		57
Life insurance claims	257		477
Provision for outstanding claims	68,597		16,162
Provision for underwriting reserves	—		86,085
Others	496		5,073
Investment expenses	21,054	0.94	22,732	1.18
Loss on investment in money trusts	370		1,567
Loss on trading securities	—		672
Loss on sales of securities	8,972		5,305
Loss on revaluation of securities	6,433		10,291
Loss on redemption of securities	2,933		3,732
Others	2,343		1,163
Underwriting and general administrative expenses	293,998	13.19	256,425	13.31
Other ordinary expenses	4,217	0.19	4,128	0.21
Interest paid	2,349		2,233
Loss on bad debts	31		207
Investment loss under the equity method	1,835		1,687
Ordinary profit	154,555	6.93	159,728	8.29

Extraordinary gains and losses
Extraordinary gains	15,598	0.70	2,339	0.12
Profit on sales of properties	15,598		2,339
Extraordinary losses	40,907	1.83	22,511	1.17
Loss on sales of properties	4,888		1,196
Provision for reserve under the special law	15,826		11,811
Provision for reserve for price fluctuation	15,826		11,811
Extra write-off against profit on sales of properties	—		0
Merger related costs	16,880		3,738
Loss on revaluation of stock of subsidiaries	—		4,753
Revaluation losses on properties	3,311		—
Others	—		1,011

Income before income taxes	129,247	5.80	139,556	7.25
Income taxes - current	42,079	1.89	42,009	2.18
Income taxes - deferred	(4,060)	(0.18)	4,907	0.25
Minority interest	300	0.01	75	0.00

Net income	90,927	4.08	92,564	4.81

Note:	The statement of income for the year ended March 31, 2004 is that of Tokio Marine.

The statement of income for the year ended March 31, 2005 is that of Tokio Marine & Nichido (including April - Sept period of Tokio Marine).

Consolidated Statements of Retained Earnings

	For the year ended
	March 31, 2005	March 31, 2004
Additional paid-in capital
Additional paid-in capital at beginning of	38,782	38,782
Increase in additional paid-in capital	84,738	—
Increase in connection with merger	84,738	—
Additional paid-in capital at end of	123,521	38,782

Retained earnings
Unappropriated retained earnings at beginning of	649,443	780,159
Increase in unappropriated retained earnings	187,292	92,564
Net income	90,927	92,564
Increase in connection with merger	96,365	—
Decrease in unappropriated retained earnings	92,119	223,279
Dividends	92,020	184,010
Other decreases	98	39,269
Unappropriated retained earnings at end of	744,617	649,443

Note:	The statement of retained earnings for the year ended March 31, 2004 is that of Tokio Marine.

The statement of retained earnings for the year ended March 31, 2005 is that of Tokio Marine & Nichido (including April - Sept period of Tokio Marine).

Consolidated Statements of Cash Flows

(Yen in millions)

	For the year ended
	March 31, 2005	March 31, 2004
I. Cash flows from operating activities:
Income before income taxes	129,247	139,556
Depreciation	16,475	13,319
Depreciation of consolidation adjustment account	(19)	(19)
Increase (decrease) in outstanding claims	68,658	16,195
Increase (decrease) in underwriting reserves	(36,175)	86,085
Increase (decrease) in reserve for bad debts	(9,215)	(14,362)
Increase (decrease) in reserve for retirement benefits	(1,073)	(477)
Increase in reserve for employees’ bonuses	(1,777)	627
Increase in reserve for price fluctuation	15,826	11,811
Interest and dividend income	(120,109)	(95,523)
Net (profit) loss on securities	(75,679)	(14,019)
Interest expenses	2,349	2,233
Loss (profit) on foreign exchange	979	(2,473)
Loss (profit) related to properties	(7,398)	(131)
Investment income (loss) under the equity method	(1,243)	(42)
Increase in other assets (other than investing and financing activities)	(71,102)	64,876
Increase in other liabilities (other than investing and financing activities)	11,874	(90,824)
Others	6,154	5,766
Sub-total	(72,227)	122,597
Interest and dividends received	127,045	113,234
Interest paid	(2,949)	(2,330)
Income taxes paid	(30,690)	(96,144)
Net cash provided by operating activities	21,176	137,357

II. Cash flows from investing activities:
Net increase in deposit and savings	(2,319)	(4,003)
Purchases of monetary receivables bought	(225,933)	(30,759)
Proceeds from sales and redemption of monetary receivables bought	73,261	34,829
Increase in money trusts	(43,486)	(9,292)
Decrease in money trusts	31,414	18,346
Purchases of securities	(1,664,134)	(860,914)
Proceeds from sales and redemption of securities	1,892,506	953,324
Loans made	(172,427)	(123,902)
Proceeds from collection of loans receivable	248,164	213,007
Increase in cash received under securities lending transactions	163,735	25,381
Others	(56)	(128)
II (a) Subtotal	300,724	215,888
Subtotal (I+II (a))	321,901	353,245
Purchases of property and equipment	(16,023)	(15,873)
Proceeds from sales of property and equipment	26,155	4,010
Net cash provided by (used in) investing activities	310,856	204,025

III. Cash flows from financing activities:
Proceeds from borrowing	3,000	11,820
Payments of borrowing	(6,143)	(8,802)
Proceeds from issuance of bond	60,105	50,514
Redemption of bond	(32,802)	(21,440)
Dividends paid by Tokio Marine	(92,045)	(184,046)
Dividends paid by subsidiaries to minority shareholders	(44)	(35)
Others	(1,441)	572
Net cash provided by (used in) financing activities	(69,372)	(151,418)

IV. Effect of exchange rate changes on cash and cash equivalents	(224)	(3,370)

V. Net increase (decrease) in cash and cash equivalents	262,436	186,594

VI. Cash and cash equivalents at beginning of	903,436	763,983

VII. Net decrease in cash and cash equivalents due to reorganization of subsidiaries	—	(47,141)

VIII. Net increase in cash and cash equivalents due to merger	171,779	—

IX. Cash and cash equivalents at end of	1,337,652	903,436

Note:	The consolidated statement of cash flows for the year ended March 31, 2004 is that of Tokio Marine.

The consolidated statement of cash flows for the year ended March 31, 2005 is that of Tokio Marine & Nichido (including April - Sept period of Tokio Marine).

Financial Statements of Nichido Fire and its Consolidated Subsidiaries

Consolidated Balance Sheets

(Yen in millions except percentages)

	As of September 30, 2004		As of March 31, 2004
	Amount	Ratio	Amount	Ratio
		%		%
Assets
Cash, deposits and savings	171,807	9.66	152,091	8.26
Call loans	—	—	40,000	2.17
Monetary receivables bought	4,854	0.27	5,998	0.33
Money trust	27,546	1.55	29,771	1.62
Securities	1,294,293	72.78	1,305,020	70.91
Loans	100,627	5.66	111,801	6.08
Property and equipment	69,422	3.90	78,890	4.29
Other assets	116,152	6.53	122,981	6.68
Reserve for bad debts	(6,183)	(0.35)	(6,275)	(0.34)

Total Assets	1,778,520	100.00	1,840,280	100.00

Liabilities
Underwriting funds	1,256,565	70.65	1,264,370	68.71
Outstanding claims	131,574		123,281
Underwriting reserves	1,124,991		1,141,088
Straight bonds	25,000	1.40	25,000	1.36
Other liabilities	38,599	2.17	45,164	2.45
Reserve for retirement benefits	24,170	1.36	25,074	1.36
Reserve for employees’ bonuses	3,514	0.20	3,984	0.22
Reserve under the special law	5,110	0.29	4,507	0.24
Reserve for price fluctuation	5,110		4,507
Deferred tax liabilities	15,489	0.87	28,519	1.55

Total Liabilities	1,368,450	76.94	1,396,620	75.89

Minority interest	—	—	0	0.00

Stockholders’ Equity
Common stock	50,550	2.84	50,550	2.75
Additional paid-in capital	34,187	1.92	34,187	1.86
Retained earnings	109,752	6.17	118,373	6.43
Unrealized gains on investments, net of taxes	215,578	12.13	240,701	13.08
Foreign currency translation adjustments	—	—	(154)	(0.01)
Total Stockholders’ Equity	410,069	23.06	443,659	24.11

Total Liabilities, Minority Interest and Stockholders’ Equity	1,778,520	100.00	1,840,280	100.00

Note: The above is the consolidated balance sheet of Nichido Fire before the merger.

Consolidated Statements of Income

(Yen in millions except percentages)

	For the year ended
	September 30, 2004		March 31, 2004
	Amount	Ratio	Amount	Ratio
		%		%
Ordinary income and expenses
Ordinary income	275,741	100.00	530,928	100.00
Underwriting income	233,337	84.62	478,709	90.17
Net premiums written	193,272		401,114
Deposit premiums from policyholders	20,765		52,109
premiums from policyholders	6,415		13,185
Reversal of underwriting reserves	12,809		12,301
Others	74		—
Investment income	41,328	14.99	50,131	9.44
Interest and dividends received	10,841		23,645
Profit on investment in money trust	468		2,472
Profit on sales of securities	36,304		37,122
Profit on redemption of securities	14		2
Other investment	115		73
Transfer of investment income on deposit premiums from policyholders	(6,415)		(13,185)
Other ordinary income	1,075	0.39	2,087	0.39
Ordinary expenses	248,840	90.24	483,342	91.04
Underwriting expenses	204,810	74.28	388,951	73.26
Net claims paid	108,358		206,426
Loss adjustment expenses	8,458		16,482
Agency commissions and brokerage	30,998		62,972
Maturity refunds to policyholders	44,527		101,746
Dividends to policyholders	1		12
Provision for outstanding claims	12,348		882
Others	117		427
Investment expenses	6,028	2.18	12,180	2.29
Loss on investment in money trust	233		582
Loss on trading securities	—		6
Loss on sales of securities	2,914		10,364
Loss on revaluation of securities	455		727
Loss on derivative transactions	1,975		481
Others	449		17
Underwriting and general administrative expenses	36,858	13.37	79,026	14.89
Other ordinary expenses	1,143	0.41	3,183	0.60
Interest paid	243		512
Provision for reserve for bad debt	130		—
Bad debt expense	4		35
Others	765		2,636
Ordinary profit	26,900	9.76	47,586	8.96

Extraordinary gains and losses
Extraordinary gains	664	0.24	995	0.19
Profit on sales of properties	391		995
Other extraordinary gains	272		—
Extraordinary losses	15,404	5.59	5,156	0.97
Loss on sales of properties	2,143		785
Provision for reserve under the special law	603		1,259
Provision for reserve for price fluctuation	603		1,259
Merger related costs	2,102		3,006
Loss on revaluation of properties	10,555		—
Others	—		104

Income before income taxes	12,160	4.41	43,425	8.18
Income taxes - current	1,876	0.68	3,056	0.58
Income taxes - deferred	1,085	0.39	12,022	2.26
Minority interest	0	0.00	0	0.00

Net income	9,198	3.34	28,346	5.34

Note: The above is the consolidated statements of income of Nichido Fire before the merger.

Consolidated Statements of Retained Earnings

(Yen in millions)

	For the year ended
	September 30, 2004	March 31, 2004
Additional paid-in capital
Additional paid-in capital at beginning of	34,187	34,187
Additional paid-in capital at end of	34,187	34,187

Retained earnings
Unappropriated retained earnings at beginning of	118,373	146,050
Increase in unappropriated retained earnings	9,399	28,346
Net income	9,198	28,346
Increasae in connection with merger	201	—
Decrease in unappropriated retained earnings	18,020	56,023
Dividends	18,000	46,000
Directors’ bonus	20	20
Others dicreases	—	10,002
Unappropriated retained earnings at end of	109,752	118,373

Note: The above is the consolidated statements of retained earnings of Nichido Fire before the merger.

Consolidated Statements of Cash Flows

(Yen in millions)

	For the year ended
	September 30, 2004	March 31, 2004
I. Cash flows from operating activities:
Income before income taxes	12,160	43,425
Depreciation	1,754	4,234
Increase (decrease) in outstanding claims	12,348	882
Increase (decrease) in underwriting reserves	(12,809)	(12,301)
Increase (decrease) in reserve for bad debts	(91)	(5,050)
Increase in reserve for retirement benefits	(904)	(1,630)
Decrease in reserve for employees’ bonuses	(470)	176
Increase in reserve for price fluctuation	603	1,259
Interest and dividend income	(10,841)	(23,645)
Net (profit) loss on securities	(32,947)	(26,023)
Interest expenses	243	512
Loss (gain) on foreign exchange	(81)	(51)
Loss (profit) related to properties	12,306	(104)
Increase in other assets (other than investing and financing activities)	3,625	798
Increase in other liabilities (other than investing and financing activities)	(5,991)	(1,814)
Other	402	4,371
Sub-total	(20,694)	(14,961)
Interest and dividends received	11,558	26,366
Interest paid	(242)	(511)
Income taxes paid	(2,579)	8,175
Net cash provided by operating activities	(11,957)	19,067

II. Cash flows from investing activities:
Net increase in deposit and savings	983	(1,000)
Purchases of monetary receivables bought	(900)	(2,500)
Proceeds from sales and redemption of monetary receivables bought	1,138	548
Increase in money trusts	—	(21,600)
Decrease in money trusts	3,215	23,547
Purchases of securities	(439,476)	(491,923)
Proceeds from sales and redemption of securities	437,241	547,845
Loans made	(18,286)	(50,311)
Proceeds from collection of loans receivable	26,079	76,768
Others	25	(13)
II (a) Subtotal	10,020	81,361
Subtotal (I+II (a))	(1,936)	100,429
Purchases of property and equipment	(1,700)	(2,319)
Proceeds from sales of property and equipment	1,017	1,727
Net cash provided by (used in) investing activities	9,337	80,769

III. Cash flows from financing activities:
Dividends paid by the Nichido Fire	(18,000)	(46,000)
Dividends paid by subsidiaries to minority shareholders	(0)	(0)
Others	(45)	(35)
Net cash provided by (used in) financing activities	(18,045)	(46,036)

IV. Effect of exchange rate changes on cash and cash equivalents	(243)	(179)

V. Net increase (decrease) in cash and cash equivalents	(20,909)	53,621

VI. Cash and cash equivalents at beginning of	192,525	149,726

VII. Net decrease in cash and cash equivalents due to reorganization of subsidiaries	—	(10,822)

VIII. Net increase in cash and cash equivalents due to merger	163	—

IX. Cash and cash equivalents at end of	171,779	192,525

Note: The above is the consolidated statements of cash flows of Nichido Fire before the merger.

Item 2

[English translation]

May 27, 2005

Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2005

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Head Office: Tokyo, Japan

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact:	Mitsuru Muraki, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341

Satoshi Tsujigado, Business Management Dept., Millea Holdings, Inc. Phone: 03-6212-3344

Date of the meeting of the Board of Directors which approved the business results: May 27, 2005

Date of the general meeting of shareholders: June 28, 2005

Dividends payment date: June 29, 2005

Interim dividends distribution: provided in the Company’s Articles of Incorporation

New unit system: None

1. Non-Consolidated Business Results for the year ended March 31, 2005

(from April 1, 2004 to March 31, 2005)

(1) Non-consolidated results of operations

(Yen in millions except per share amounts and percentages)

	For the year ended March 31, 2005	For the year ended March 31, 2004
Operating income	113,490	233,617
Ratio (Note 3)	-51.4%	341.4%
Operating profits	111,281	231,455
Ratio (Note 3)	-51.9%	364.1%
Ordinary profits	111,270	231,431
Ratio (Note 3)	-51.9%	363.2%
Net income	110,585	230,871
Ratio	-52.1%	365.4%
Net income per share - Basic (Yen)	63,170.59	126,681.20
Net income per share - Diluted (Yen)	—	—
Ratio of net income to shareholders’ equity	4.8%	10.2%
Ratio of ordinary profit to total assets	4.8%	10.2%
Ratio of ordinary profit to ordinary income	98.0%	99.1%

*	All amounts are truncated and all ratios are rounded.

Notes:

1.	Average number of shares outstanding

For the year ended March 31, 2005: 1,750,589 shares

For the year ended March 31, 2004: 1,822,461 shares

2.	Change in accounting method: None

3.	Percentage figures show increase or decrease in operating income, operating profit, ordinary profit and net income from the previous period.

(2) Dividends

(Yen in millions except percentages)

	For the year ended March 31, 2005	For the year ended March 31, 2004
Annual cash dividends per share (yen)	11,000.00	11,000.00
Interim cash dividends per share (yen)	0.00	0.00
Cash dividends per share by the year end (yen)	11,000.00	11,000.00
Total amount of dividends	18,918	19,668
Ratio of cash dividends to net income	17.4%	8.7%
Ratio of cash dividends to shareholders’ equity	0.8%	0.8%

(3) Non-consolidated financial conditions

(Yen in millions except percentages)

	For the year ended March 31, 2005	For the year ended March 31, 2004
Total assets	2,317,486	2,330,236
Stockholders’ equity	2,316,761	2,329,735
Ratio of stockholders’ equity to total assets	100.0%	100.0%
Stockholders’ equity per share (Yen)	1,347,033.30	1,302,942.88

Notes:

1.	Number of shares outstanding

As of March 31, 2005: 1,719,899 shares

As of March 31, 2004: 1,788,056 shares

2.	Number of treasury stocks outstanding

As of March 31, 2005: 7,149 shares

As of March 31, 2004: 68,992 shares

2. Non-consolidated business forecast for the year ending March 31, 2006

(from April 1, 2005 to March 31, 2006)

(Yen in millions)

	For the year ending March 31, 2006	For the six months ending September 30, 2005
Operating income	30,500	29,000
Ordinary profit	27,500	27,500
Net income	27,500	27,500
Annual cash dividends per share (yen)	11,000.00	—
Interim cash dividends per share (yen)	—	0.00
Cash dividends per share at year end (yen)	11,000.00	—

Notes:

Expected net income per share (yen): 16,045.11

Non-Consolidated Balance Sheets

(Yen in millions except percentages)

	As of March 31, 2005			As of March 31, 2004			Increase/Decrease
	Amount		Ratio	Amount		Ratio
			%			%
Current assets:
Cash, deposits and savings		72,386			110,516		(38,129)
Prepaid expense		0			0		(0)
Deferred tax assets		183			106		77
Receivables		21,607			45,740		(24,133)
Others		15			2		13

Total Current assets		94,193	4.06		156,366	6.71	(62,172)

Non-current assets:
Tangible fixed assets
Buildings		187			206		(18)
Motor vehicles		2			5		(2)
Office equipment		43			61		(17)

Total Tangible fixed assets		234			273		(39)

Intangible fixed assets
Telephone right		0			0		—

Total Intangible fixed assets		0			0		—

Investments and other assets:
Investments in subsidiaries		2,223,038			2,173,574		49,463
Long-term prepaid expense		0			—		0
Deferred tax assets		19			20		(1)
Total Investments and other assets		2,223,058			2,173,595		49,462

Total Non-current assets		2,223,293	95.94		2,173,870	93.29	49,423

Total Assets		2,317,486	100.00		2,330,236	100.00	(12,749)

Liabilities:
Current liabilities
Accounts payable		114			96		17
Accrued expenses		14			15		(0)
Accrued income taxes		471			197		273
Accrued business taxes		4			4		(0)
Accrued consumption tax		2			45		(42)
Deposits received		6			7		(0)
Reserve for bonus		111			134		(22)
Total Current liabilities		725	0.03		500	0.02	224

Total Liabilities		725	0.03		500	0.02	224

Stockholders’ equity:
Common stock		150,000	6.47		150,000	6.44	—
Capital surplus
Additional paid-in capital	1,511,485			1,511,485
Others
Earnings due to a decrease in common stock and additional paid-in capital	320,157			500,000

Margin of selling its own shares	9			5

Total Capital surplus		1,831,652	79.04		2,011,490	86.32	(179,838)

Retained earnings
Voluntary reserve
General reserve	214,994			4,994
Unappropriated retained earnings	130,875			249,958

Total retained earnings		345,869	14.92		254,952	10.94	90,917

Treasury stock		(10,760)	(0.46)		(86,707)	(3.72)	75,947

Total stockholders’ equity		2,316,761	99.97		2,329,735	99.98	(12,974)

Total Liabilities and Stockholders’ equity		2,317,486	100.00		2,330,236	100.00	(12,749)

Non-Consolidated Statements of Income

(Yen in millions except percentages)

	For the year ended March 31, 2005			For the year ended March 31, 2004			Increase/Decrease
	Amount		Ratio	Amount		Ratio
			%			%
Operating income:
Dividends received from subsidiaries	110,490			230,417
Fees received from subsidiaries	3,000	113,490	100.00	3,200	233,617	100.00	(120,127)

Operating expenses:
General and administrative expenses		2,209	1.95		2,162	0.93	46
Operating profit		111,281	98.05		231,455	99.07	(120,174)

Non-operating income
Interest earned	18			0
Commission earned	15			11
Other non-operating income	4	38	0.03	2	14	0.01	24

Non-operating expenses
Transaction fee for repurchase of shares	49			37
Other non-operating expense	0	49	0.04	0	38	0.02	11
Ordinary profit		111,270	98.04		231,431	99.06	(120,161)

Extraordinary losses
Loss on sale of fixed assets	0			—
Loss on elimination of fixed assets	—	0	0.00	35	35	0.01	(34)
Income before income taxes		111,269	98.04		231,396	99.05	(120,126)
Income taxes-current	759			523
Income taxes-deferred	(76)	683	0.60	1	524	0.22	159

Net income		110,585	97.44		230,871	98.82	(120,285)

Unappropriated retained earnings at the beginning of the period		20,289			19,086		1,202

Unappropriated retained earnings at the end of the period		130,875			249,958		(119,082)

Proposed Appropriation of Profit for the Fiscal Year Ended March 31, 2004

(Yen in millions)

	For the year ended		Increase/Decrease
	March 31, 2005	March 31, 2004
Unappropriated retained earnings	130,875	249,958	(119,082)
Appropriation of retained earnings	108,918	229,668	(120,749)
Dividends	18,918	19,668	(749)
	11,000 yen per share	11,000 yen per share
Voluntary reserve	90,000	210,000	(120,000)
General reserve	90,000	210,000	(120,000)
Retained earnings carried forward to the next fiscal year	21,956	20,289	1,666

Currently, compensation for directors of Millea Holdings, while holding such office, shall not exceed 15 million yen per month in the aggregate. The Company intends to propose at the 3rd general meeting of shareholders to be held on June 28, 2005, to change the amount of compensation so that it shall not exceed 25 million yen per month, taking into account the termination of the retirement allowance plans for its directors and corporate auditors.

Basis for presentation and significant accounting policies

1. Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2. Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings(excluding auxiliary facilities attached to the building) is computed using the declining-balance method principally over the following useful lives.

Equipment and furnitures	3 to 15 years

Buildings	8 to 18 years

3. Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues for reserve for employees’ bonuses based on the estimated amount of payment attributable to the fiscal year ended March 31, 2004.

4. Lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary lease transactions.

5. Consumption taxes

Consumption Taxes and local consumption taxes are accounted for by the tax-segregated method.

Notes to non-consolidated balance sheet

1.	Accumulated depreciation of tangible fixed assets amounted to 152 million yen.

2.	Total number of shares authorized to be issued is 6,870,000 of common stock and total number of the shares outstanding is 1,727,048 of common stock.

3.	In the fiscal year ended March 31, 2005, treasury shares were redeemed with other capital surplus (earnings due to a decrease in common stock and additional paid-in capital)

Number of treasury shares redeemed: 130,000 shares

Total amount of acquisition cost: 179,842 million yen

4.	Millea Holdings held 7,149 shares of its own shares.

Notes to non-consolidated statement of income

1.	Transactions with subsidiaries:

Cash dividends received: 110,490 million yen

Management fees: 3,000 million yen

2.	General and administrative expenses were mainly comprised of the following items. All of the following items fall in the category of administrative expenses.

Salary: 930 million yen

Reserve for employees’ bonus: 111 million yen

Depreciation: 41 million yen

Rent for land, buildings and machine: 290 million yen

Payment for commission: 218 million yen

Taxes paid: 184 million yen

Lease transactions

Information on this item will be disclosed through EDINET.

Securities

Investments in subsidiaries are non-marketable securities.

Income taxes

1.	Details of deferred tax assets

Deferred tax assets

Accrued business tax: 135 million yen

Reserve for bonus: 45 million yen

Others: 22 million yen

Total: 203 million yen

Net deferred tax assets: 203 million yen

2.	Difference between effective tax rate and the normal statutory rate

Statutory tax rate: 40.7%

(Adjustment)

Permanent differences such as dividends received: -40.4%

Others: 0.3%

Effective tax rate: 0.6%

Personnel Changes of Directors and Corporate Auditors

Information on this item has been disclosed through TDnet on May 2, 2005.